1900 K Street, NW
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

WILLIAM TUTTLE

william.tuttle@dechert.com
+1 202 261 3352 Direct
+1 202 261 3009 Fax

April 5, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re: Form 40-33 – Civil Action Document Filed Against Fifth Street Finance Corp. (File No. 814-00755)

Ladies and Gentlemen:

On behalf of our client, Fifth Street Finance Corp., a Delaware corporation (the "Company"), and pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of the class action complaint filed in the United States District Court Southern District of New York by Howard Randall, et al., Plaintiff, v. the Company, et al., Defendants, Civil Action No. 15-cv-7759 (LAK); Robert J. Hurwitz, et al., Plaintiff, v. the Company, et al., Defendants, Civil Action No. 15-cv-8908 (LAK); and Lynn Waters-Cottrell, Plaintiff, v. the Company, et al., Defendants, Civil Action No 15-cv-00088 (LAK), involving the Company and certain of its officers, directors and related persons.

Please do not hesitate to contact me at 202.261.3352 if you have any questions regarding this filing.

Best regards,

/s/ William J. Tuttle

William J. Tuttle

Enclosure

cc: Todd G. Owens, Fifth Street Finance Corp.
       Kerry Acocella, Fifth Street Finance Corp.

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

HOWARD RANDALL, TRUSTEE, HOWARD & GALE RANDALL TRUST FBO KIMBERLY RANDALL IRREVOCABLE TRUST UA FEB 15, 2000, Individually and on Behalf of All Others Similarly Situated,	Civil Action No. 15-cv-7759 (LAK) CLASS ACTION ECF CASE
Plaintiff,	
vs.	
FIFTH STREET FINANCE CORP., FIFTH STREET ASSET MANAGEMENT, INC., LEONARD M. TANNENBAUM, BERNARD D. BERMAN, ALEXANDER C. FRANK, TODD G. OWENS, IVELIN M. DIMITROV, and RICHARD A. PETROCELLI,	DEMAND FOR JURY TRIAL
Defendants.	
ROBERT J. HURWITZ, Individually and on Behalf of All Others Similarly Situated,	Civil Action No. 15-cv-8908 (LAK) CLASS ACTION ECF CASE
Plaintiff,	
vs.	
FIFTH STREET FINANCE CORP., FIFTH STREET ASSET MANAGEMENT, INC., LEONARD M. TANNENBAUM, BERNARD D. BERMAN, ALEXANDER C. FRANK, TODD G. OWENS, IVELIN M. DIMITROV, and RICHARD A. PETROCELLI,	
Defendants.	DEMAND FOR JURY TRIAL
LYNN WATERS-COTTRELL, Individually and on Behalf of All Others Similarly Situated,	Civil Action No. 15-cv-00088 (LAK) CLASS ACTION ECF CASE
Plaintiff,	
vs.	
FIFTH STREET FINANCE CORP., FIFTH STREET ASSET MANAGEMENT, INC., LEONARD M. TANNENBAUM, BERNARD D. BERMAN, ALEXANDER C. FRANK,	

TODD G. OWENS, IVELIN M. DIMITROV,
and RICHARD A. PETROCELLI,

                 Defendants.   <u>DEMAND FOR JURY TRIAL</u>

**CONSOLIDATED AMENDED COMPLAINT FOR VIOLATIONS OF THE FEDERAL
SECURITIES LAWS**

TABLE OF CONTENTS

Court-appointed Lead Plaintiff, Oklahoma Police Pension and Retirement System ("Oklahoma Police" or "OPPRS"), individually and on behalf of all others similarly situated, alleges the following based upon personal knowledge as to plaintiff and plaintiff's own acts, and upon information and belief as to all other matters based on the investigation conducted by and through plaintiff's attorneys, which included, among other things, a review of U.S. Securities and Exchange Commission ("SEC") filings by Fifth Street Finance Corp. ("FSC" or the "Company") and Fifth Street Asset Management, Inc. ("FSAM," and, together with FSC and related entities, "Fifth Street"), as well as media reports and analyst reports about Fifth Street. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a securities class action on behalf of all persons or entities that purchased FSC common stock between July 7, 2014 and February 6, 2015, inclusive (the "Class Period") seeking to pursue violations of the Securities Exchange Act of 1934 (the "1934 Act") and Rule 10b-5 promulgated thereunder.

2. FSC and FSAM are part of a credit-focused asset management enterprise founded by defendant Leonard M. Tannenbaum ("Tannenbaum"). FSC is a publicly traded asset portfolio company within the Fifth Street family of companies that lends to and invests in small and midsized companies in connection with investments by private equity sponsors with the stated goal of generating investment income, which are then paid out as dividends to FSC shareholders.

3. FSAM provides investment advisory and management services to FSC through Fifth Street Management LLC ("Fifth Street Management") and advisory services through FSC CT LLC (f/k/a FSC CT, Inc.) ("FSC CT"). Both Fifth Street Management and FSC CT were

wholly-owned subsidiaries of FSAM at all relevant times. Fifth Street Management is the asset

manager and investment advisor for FSC, from which FSAM receives tens of millions of dollars

annually for the provision of investment advisory services. As of June 30, 2014, FSC provided

about 90% of FSAM's assets under management, and thuswas the asset manager's primary

revenue source. The amount of fees paid by FSC to FSAM is largely determined by FSC's gross

portfolio assets. Thus, FSAM may increase the amount of fees it receives from FSC by directing

FSC to borrow money to make additional investments that increase the size of FSC's asset

portfolio. FSC primarily invests in illiquid assets and uses a form of fair value accounting that

prevents investors and the market from being able to independently ascertain the credit quality

and actual performance of the Company's investments, while allowing the Company to record

investment income (thereby increasing fees paid to FSAM) even if that income is never

collected.

4. During the Class Period, defendants engaged in a fraudulent scheme and course of

business designed to artificially inflate FSC's assets and investment income in order to increase

FSAM's revenue. At its core, the scheme was a simple one. Defendant Tannenbaum and his

associates were the private owners of FSAM before taking the company public in an initial

public offering in October 2014 (the "FSAM IPO"). Because FSAM is an investment

management company with its revenues tied directly to FSC's gross assets and recorded income,

the larger FSC's asset portfolio became and the more income it recorded the greater FSAM's

revenue stream would appear to investors, and the higher the price at which defendant

Tannenbaum and his associates could sell FSAM shares to the public.

5. In furtherance of this scheme, FSAM, acting as the investment manager for FSC,

caused FSC to dramatically expand its investment portfolio throughout 2014, increasing its total assets by 28% year-over-year to $2.7 billion by fiscal year's end on September 30, 2014. Base

and incentive management fees paid by FSC to FSAM ballooned in kind, growing by over 40%

in a single year to $86 million for fiscal 2014. Defendants then highlighted FSAM's growth in

income in the FSAM IPO offering materials, including a compound annual growth rate

("CAGR") in management fee revenues of nearly 50% from June 30, 2013 to June 30, 2014.

6.   However, unbeknownst to investors and the market, and as further detailed below,

in order to fuel this investment spree and hide the true state of Fifth Street's financial health prior

to and after FSAM's IPO, defendants had pushed FSC into increasingly risky, speculative

investments at unsustainable leverage levels, delayed writing down impaired investments in

order to create the appearance of financial health and increasing revenues for FSC and FSAM,

disregarded or abandoned underwriting guidelines when making investments, and improperly

accelerated the recognition of fee income in clear violation of applicable accounting rules.

Given that FSAM's future expected cash flows are tied directly to the long-term viability of FSC

and its business, defendants sought to maintain the illusion of sustainable performance in FSC's

investment portfolio until after they could cash out in the FSAM IPO. Toward this end,

defendants actively concealed the deteriorating credit quality of FSC's portfolio and delayed the

recognition of write-downs and investment losses until after the FSAM IPO had been completed.

Defendants also systematically overstated the income generated by FSC's investments and the

fair value of its portfolio, while simultaneously providing investors and the market with false and

misleading portrayals of FSC's business trends and expected performance.

7.   As planned, defendant Tannenbaum and other owners of FSAM (many of whom

were also executive officers and/or directors at the Company) cashed out for tens of millions of

dollars in the FSAM IPO. The gross cash proceeds for the offering alone were approximately

$100 million, a single payout more than 160 times greater than defendant Tannenbaum's base salary from FSAM for all of 2014.

8.   Outside investors in FSC, meanwhile, were left holding the bag. On February 9, 2015, FSC reported its fiscal results for the quarter ended December 31, 2014 - the same quarter in which defendants conducted the FSAM IPO. FSC revealed that, around the time its executives were pocketing tens of millions of dollars by taking FSAM public, it had moved $106 million worth of investments to non-accrual status, with an additional $ 17 million likely to be designated non-accrual in the subsequent quarter, which, together, constituted about 5% of the Company's entire debt investment portfolio on a cost basis. The Company also revealed that, even though the total assets of FSC's investment portfolio had continued to increase to nearly $3 billion by quarter end (an increase of over 42% since the end of fiscal 2013), the net investment income ("NII")[1] received by the Company had actually *decreased* by 6% compared to the prior quarter. Unrealized depreciation on the Company's investments for the quarter had ballooned to $62 million (not including $13.1 million reclassified as realized losses), while its quarterly net realized losses were $17.6 million. Most astonishing of all, despite having announced an impressive 10% dividend increase only four months before taking FSAM public, FSC declared that it would issue zero dividends for February 2015, while decreasing future dividend payments by more than 30% as part of a more "conservative" dividend policy.

9.   Investors and analysts were stunned, with one analyst observing that "FSC Management has forfeited virtually all credibility." The price of FSC common stock plummeted $1.27 per share on February 9, 2015 to close at $7.22 per share, a decline of nearly 15% on

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[1] According to the Company's 2014 Form 10-K, "[n]et investment income is the difference between [FSC's] income from interest, dividends, fees, and other investment income and total expenses."

volume of 10.9 million shares. Analysts slashed price targets and several downgraded the stock following the announcement.

10.   On February 23, 2015, Fitch Ratings Inc. downgraded FSC's long-term Issuer Default Rating to a "speculative" rating of BB+ from a "good credit quality" rating of BBB- on a negative outlook, citing "FSC's higher leverage levels, combined with increased portfolio risk, an inconsistent dividend policy, material portfolio growth in a very competitive underwriting environment, asset quality deterioration, and weaker operating performance."

JURISDICTION AND VENUE

11.   The claims asserted herein arise under and pursuant to §§10(b) and 20(a) of the 1934 Act (15 U.S.C. §§78j(b) and 78t(a)) and Rule 10b-5 (17 C.F.R. §240.10b-5) promulgated thereunder by the SEC. Jurisdiction is conferred by §27 of the 1934 Act (15 U.S.C. §78aa).

12.   Venue is proper pursuant §27 of the 1934 Act and 28 U.S.C. §1391(b) and (c) as many of the acts and conduct complained of herein occurred in this District. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District and FSC common stock trades on the NASDAQ stock exchange in this District. In addition, several public offerings of Fifth Street entities, including FSC and FSAM, occurred in this District.

13.   In connection with the acts and conduct alleged herein, defendants, directly and indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the United States mails, interstate telephone communications, and the facilities of the national securities exchanges and markets.

PARTIES

14.   Lead Plaintiff Oklahoma Police is a defined-benefit retirement system founded in January 1981 to provide pension and other specified benefits for qualified police officers and

5

their beneficiaries from the participating municipalities. Oklahoma Police is overseen by a board of thirteen members: seven elected by Oklahoma Police members; one appointed by each of Oklahoma's Governor, Speaker of the House, and President Pro Tempore of the Senate; one appointed by the President of the Oklahoma Municipal League; and two by virtue of their offices: Oklahoma's State Insurance Commissioner and Director of State Finance. As of December 2015, Oklahoma Police managed more than $2.2 billion in assets on behalf of more than 8,500 beneficiaries. As set forth in its previously filed Certification (filed on November 30, 2015) and incorporated by reference, OPPRS purchased FSC common stock during the Class Period and was damaged thereby.

15.   Defendant FSC is a specialty finance company that lends to and invests in small and mid-sized companies, primarily in connection with investments by private equity sponsors. It is externally managed and advised by FSAM's wholly owned subsidiary, Fifth Street Management and FSC CT. FSC common stock trades on the NASDAQ Global Select Market in this District.

16.   Defendant FSAM is the publicly traded parent company of Fifth Street Management and FSC CT. FSAM stock trades in this district. Fifth Street Management, an affiliate of FSC and an operating subsidiary of FSAM, acts as investment advisor for FSC in addition to various private Fifth Street funds. FSC CT is a wholly-owned subsidiary of Fifth Street Management. FS CT furnishes FSC with the facilities and administrative services necessary to conduct FSC's day-to-day operations and assists FSC in connection with the determination and publishing of FSC's net asset value, the preparation and filing of tax returns, and the printing and dissemination of reports to FSC's stockholders. Defendants Tannenbaum,

Berman, Dimitrov, Frank and Owens own and/or control FSAM, Fifth Street Management and FSC CT.[2]

17.   Defendant Tannenbaum founded Fifth Street in 1998. He served as the chairman of the board of directors ("Chairman") of FSC until September 2014. He also served as the Chief Executive Officer ("CEO") of FSC until January 2015. Defendant Tannenbaum is also a principal of FSAM, and has been its Chairman and CEO since at least the FSAM IPO. At all relevant times, Tannenbaum was a managing partner and CEO of Fifth Street Management and served on its investment committee and management committee. FSC's proxy statement dated January 28, 2014 (the "2014 FSC Proxy") disclosed with respect to Tannenbaum's responsibilities and qualifications that "Tannenbaum brings to our Companies [*e.g.*, FSC]…extensive financial and risk assessment abilities", and his "positions as chief executive officer of [FSC], managing partner of our investment adviser and member of its investment committee provides [FSC's] Board with a direct line of communication to, and direct knowledge of the operations of [FSC] and our investment adviser."

18.   Defendant Bernard D. Berman ("Berman") served as President of FSC from February 2010 to September 2014 and its Secretary until September 2014. He has been a member of the FSC board of directors since February 2009, its president from February 2010 to September 2014, and its Chairman since September 2014. Defendant Berman is also a principal of FSAM and has been the Co-President, Chief Investment Officer ("CIO") and a director of FSAM since at least its IPO. At all relevant times, Berman has been a partner of FSC's investment advisor (Fifth Street Management), served as its co-president, and served on its

---

[2] Hereinafter, FSAM, Fifth Street Management, and FS C CT are collectively refe rred to as FSAM, unles s otherwise noted.

investment committee and management committee. Berman also served as President of FSC CT at all relevant times.

19.   Defendant Alexander C. Frank ("Frank") served as the Chief Financial Officer ("CFO") of FSC until July 2014.   During the Class Period, Frank also served as the chief operating officer and chief financial officer of FSC's investment adviser (Fifth Street Management), and also served on its management committee. In addition, defendant Frank is a principal of FSAM and has served as its Chief Operating Officer ("COO") and CFO since at least the FSAM IPO.

20.   Defendant Todd G. Owens ("Owens") has served as a director of FSC since November 2014 and as its CEO since January 2015. During the Class Period, Owens also served as the co-president of FSC's investment adviser (Fifth Street Management) and as a member of its management committee. In addition, he served as FSC's President from September 2014 until January 2015. Defendant Owens has served as FSAM's Co-President since September 2014.

21.   Defendant Ivelin M. Dimitrov ("Dimitrov") at all relevant times served as a director and the CIO of FSC. During the Class Period, Dimitrov served as the CIO of FSC's investment adviser and on the investment advisor's (Fifth Street Management's) management and investment committees. With respect to Dimitrov's responsibilities and qualifications, FSC's 2014 Proxy, as well as its proxy statement filed on February 5, 2015, disclosed that Dimitrov is responsible for (1) "the credit underwriting of our investment portfolio, overseeing risk analysis and investment approvals", (2) "lead[ing] the tactical asset allocation decisions for the portfolio, shifting exposures between asset classes and industries, as well as managing interest rate risk", (3) "the recruitment and development of [Fifth Street Management]'s

investment team", and (4) "head[ing] the senior loan product business strategy across Fifth

Street's platform." These proxy statements also added he "[h]e has substantial experience in

financial analysis, valuation and investment research," which, in the words of the 2014 FSC

Proxy, he "brings to FSC." He has served as President of FSC since January 2015. In addition,

Dimitrov is a principal of FSAM and has served as FSAM's CIO since at least its IPO.

22.   Defendant Richard A. Petrocelli ("Petrocelli") served as the CFO of FSC from

July 2014 until July 2015, during which time he was also an employee of FSAM.

23.   Tannenbaum, Berman, Frank, Owens, Dimitrov, and Petrocelli are referred to

herein as the "Individual Defendants."

24.   The Individual Defendants, because of their positions with Fifth Street, possessed

the power and authority to control the contents of FSC's quarterly and annual reports, offering

materials, press releases, and presentations to securities analysts, money and portfolio managers,

and institutional investors, *i.e.*, the market. Because of their positions within Fifth Street, and

their access to material non-public information available to them but not to the public, the

Individual Defendants knew that the adverse facts specified herein had not been disclosed to and

were being concealed from the public and that the positive representations being made were then

materially false and misleading. The Individual Defendants are liable for the false and

misleading statements as pleaded herein.

SUBSTANTIVE ALLEGATIONS

I.   **Background**

25.   Defendant Tannenbaum founded Fifth Street in 1998 as an asset management

company specializing in raising funds from private investors and investing in small and mid-

sized companies. Thereafter, defendant Tannenbaum and his associates launched several investment funds under the Fifth Street moniker. In June 2008, FSC was the first of these funds

taken public.

26.   FSC is a specialty finance company that lends to and invests in small and mid-

sized companies, primarily in connection with investments by private equity sponsors. As of

September 30, 2013, FSC's portfolio totaled $1.9 billion in assets. Its investment portfolio was

comprised of 99 investments, 86 of which were in operating companies and 13 of which were in

private equity funds.[3] Of these investments, 100% were ranked in the top two tiers of the

Company's internal investment rankings, meaning that all of FSC's investments were performing

within or above the Company's expectations. Similarly, no investments were in non-accrual

status.[4]

27.   FSC is a business development company ("BDC") under the Investment

Company Act of 1940 (the "ICA"). The investment objective of FSC is to maximize its portfolio

returns by generating investment income. In turn, FSC pays out this investment income in

dividends to its shareholders. The rate and amount of these dividend payments is critical to the

market's valuation of FSC. For example, in a January 5, 2012, Wall Street Transcript interview,

a senior analyst stated that the amount of dividends was one of "the most important factors"

investors looked at when evaluating BDCs. Indeed, to qualify as a BDC, a company must

distribute at least 90% of its taxable income to shareholders in the form of dividends. However,

most BDCs distribute 98% or more of their taxable income in order to avoid corporate taxation

---

[3] The fiscal year for FSC ends on September 30 of the corresponding calendar year. Thus, for example, FSC's fiscal year 2014 ended on September 30, 2014. FSAM's fiscal year e nds on December 31 of the corresponding calendar year.

[4] A "non-accrual" loan m eans that a company has not been receiving scheduled payments on that investment, the investee is not expected to pay all principal and interest due, there is insufficient value to support the accrual, or the company does not otherwise expect the borrower to be able to service its debt and other obligations.

as a regulated investment company. This was also true for FSC, which stated in its 2013 Form

10-K that it "intends to distribute between 90% and 100% of its taxable income and gains."

28.   FSC is managed by operating subsidiaries of FSAM, an asset management

company founded by defendant Tannenbaum. FSAM is a registered investment advisor under

the Investment Advisers Act of 1940 (the "IAA"), and as such owes fiduciary duties to FSC,

including the duties to act in good faith and in the best interests of the Company.   For example,

FSC disclosed in its Form 10-K for the fiscal year ended September 30, 2014, filed December 1,

2014 ("FSC 2014 Form 10-K")   that FSAM "has a fiduciary duty to act solely in the best

interests" of the Company and "in accordance with the Advisers Act", and FSAM's investment

mandate "is to maximize [FSC's] portfolio's total return by generating current income from

[FSC's] debt investments and capital appreciation from [its] equity investments."

29.   FSAM earns fees from FSC for the provision of advisory and management

services. Under the terms of its investment advisory agreement with FSC, FSAM earns a base

management fee calculated at an annual rate of 2% of FSC's gross assets, including leveraged

assets and excluding any cash and cash equivalents. FSC 2014 Form 10-K, at 144. In addition,

FSAM receives incentive fee income pursuant to a complex formula tied to FSC's NII and other

performance factors.   Historically, the majority of FSAM's fees have been earned on the gross

amount of FSC's assets—that is, through base management fees (as opposed to through incentive

fees). For example, in fiscal 2013, FSC paid about $36 million in base management fees to

FSAM compared to about $28 million in incentive fees. In fiscal 2014, FSC paid $51 million in

base management fees to FSAM compared to about $36 million in incentive fees. During the

Class Period, over 90% of FSAM's assets under management resided in FSC, meaning that the

Company was FSAM's primary source of revenue.

30.   As FSC has acknowledged, its fee arrangement may incentivize FSAM to

increase the amount of gross assets in FSC's portfolio, even if the investments had a high risk of

default, increased leverage or were speculative. As stated in the Company's 2014 Form 10-K:

> The incentive fee payable by us to our investment adviser may create an incentive
> for it to make investments on our behalf that are risky or more speculative than
> would be the case in the absence of such compensation arrangement, which could
> result in higher investment losses, particularly during cyclical economic
> downturns. The way in which the incentive fee payable to our investment adviser
> is determined, which is calculated separately in two components as a percentage
> of the income (subject to a hurdle rate) and as a percentage of the realized gain on
> invested capital, may encourage our investment adviser to use leverage to increase
> the return on our investments or otherwise manipulate our income so as to
> recognize income in quarters where the hurdle rate is exceeded. Under certain
> circumstances, the use of leverage may increase the likelihood of default, which
> would disfavor the holders of our common stock.
>
> *   *   *
>
> The fact that our base management fee is payable based upon our gross assets,
> which would include any borrowings for investment purposes, may encourage our
> investment adviser to use leverage to make additional investments. Under certain
> circumstances, the use of increased leverage may increase the likelihood of
> default, which would disfavor holders of our common stock.

31.   Nevertheless, before and during the Class Period, FSC repeatedly emphasized to

investors and the market its purportedly conservative investment approach, rigorous

underwriting standards, strong credit protections and other investment safeguards as core

elements of its investment policy.

32.   The nature of FSC's financial policies and investment activities render it

effectively impossible for the market or investors to independently ascertain the value and

performance of the Company's portfolio. FSC invests primarily in illiquid securities including

debt and equity investments of privately held small and mid-sized companies for which limited

public information exists. Further, all of its investments are "recorded at fair value as determined

in good faith by [its] Board of Directors." As such, the value of FSC's investments is determined in large part using non-public assumptions and information, which the market

assumes, absent any material facts to the contrary, are derived using methodologies and analyses

undertaken in good faith. However, as detailed below, FSC and the other defendants had access

to the information.

33.   FSC's 2014 Form 10-K advised investors that the "inherently uncertain" nature

of this determination could potentially result in a material overstatement of the value of its

assets:

> Certain factors that may be considered in determining the fair value of our
> investments include the nature and realizable value of any collateral, the portfolio
> company's earnings and its ability to make payments on its indebtedness, the
> markets in which the portfolio company does business, comparison to comparable
> publicly traded companies, discounted cash flow and other relevant factors.
> Because such valuations, and particularly valuations of private securities and
> private companies, are inherently uncertain, may fluctuate over short periods of
> time and may be based on estimates, our determinations of fair value may differ
> materially from the values that would have been used if a ready market for these
> securities existed. Due to this uncertainty, our fair value determinations may
> cause our net asset value on a given date to materially understate or overstate the
> value that we may ultimately realize upon the sale of one or more of our
> investments. As a result, investors purchasing our common stock based on an
> overstated net asset value would pay a higher price than the realizable value of
> our investments might warrant.

34.   However, again, this warning as to such a possibility—which, it claims, would

result only "[d]ue to this uncertainty"—is framed with an implication as to a good faith effort to

arrive at an accurate valuation, even if the result happens to differ from what would be used "if a

ready market for these securities existed[.]" As such, it failed to warn that, instead, Defendants

could, and in fact, as alleged in more detail below, Defendants *were*, at that same time,

knowingly or recklessly inflating FSC's fair value determinations.

35.   FSC used a form of fair value accounting by which it recognized income before

the income was actually paid to the Company. FSC did this in a variety of ways, including by

13

recognizing original issue discounts ("OID") accruals,[5] accruals on contingent payment debt

instruments, or payment-in-kind ("PIK") interest provisions as income even though such income

may never actually be paid to the Company.[6] As detailed below, FSC applied this methodology

in such a manner as to improperly defer the recognition of losses and loan write-downs until later

in the life of the loan and to conceal poor loan performance.

36.   Defendants were aided in their scheme by what even Tannenbaum acknowledged

is the complexity of BDC investments, making it effectively impossible for outsiders to analyze

the portfolios of BDCs, such as FSC. As Tannebaum stated in an April 2015 *Bloomberg*

Business interview, "the complexity and sheer number of investments make it unlikely that busy

Wall Street analysts - let alone retail investors - can analyze all of a BDCs holdings."

II.   Fraudulent Scheme and Course of Conduct

37.   Throughout FSC's fiscal 2014 and 2015, and during the Class Period, defendants

embarked on a fraudulent scheme and course of business designed to artificially inflate the value

of FSC's investments, overstate its income and revenues from operations, and conceal

deterioration in the quality of its investments and risk profile.

38.   At its core, the scheme was a simple one. Because FSAM is an investment

management company with its revenues determined by the amount of assets it manages and

investment income it generates, the greater the amount of FSC's assets and investment income,

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[5] OID is a form of deferred interest on a debt instrument that is issued at a disc ount—i.e., at less th an their value at maturity.

[6] PIK is contractually deferred interest added to principal and generally due at the end of the loan term. When a borrower cannot pay normal interest terms, PIK provisions can be used in a refinanced loan to nominally increase loan income (and, thus, the fees paid to FSAM) while at the same time rendering that income more speculative as payment is deferred until the end of the loan term. Moreover, the Company has stated that it may pay dividends on PIK income "even though we have not yet collected the cash and m ay never collect the cash relating to the PIK interest."

the higher the price defendant Tannenbaum and other FSAM principals could receive for their

offer of FSAM shares to the public.

39.   Thus, despite Defendants' repeated assurances that they were operating a

conservative investment portfolio designed to mitigate losses and to increase the Company's net

investment income, in reality FSC took on ballooning debt in order to make ever more

speculative and risky investments. In addition, defendants artificially inflated the Company's

income and deferred the recognition of loan losses and the deteriorating quality of FSC's

investments until after the FSAM IPO had been completed and FSAM's principals could cash

out. To create the illusion of sustainable business growth, defendants provided false and

misleading assessments of FSC's portfolio's performance and business trends, including by

increasing FSC's dividend payments by 10% in July 2014 even though they knew that such

payments were not sustainable and were not reasonably supportable by FSC's investment

performance or expected performance.

40.   During the Class Period, to further create and maintain the illusion necessary for

Defendants' scheme to succeed, each of FSC's financial statements identified below were

misstated and materially misleading, in two critical ways. First, FSC manipulated the reported

fair value of its investments by deferring necessary write-downs until after FSAM's IPO.

Second, and relatedly, FSC continued to recognize interest income from troubled investments

despite clear warning signs that the income would never be realized.

41.   Consequently, FSC materially misstated several financial metrics reported in each

of FSC's quarterly and annual financial statements identified below. For instance, and as further

detailed below, with regard to FSC's balance sheet, FSC misstated in each of its financial

statements metrics such as investments at fair value, net unrealized appreciation on investments, net assets, and net asset value, by failing to appropriately account for incentive fee income, interest income, and the fair value of its investments. FSC similarly misreported its income statement, and in particular misreported, among other metrics, its interest income, PIK interest income, fee income, total investment income, expenses such as the base management fee, net investment income, unrealized appreciation on investments, net increase in net assets resulting from operations, and earnings per share.

42.   Ultimately, defendants had no reasonable basis to believe or state that the Company's financial statements were accurate and accounted for properly, and they therefore knew the financial statements were false and misleading when issued.

A. *FSC Failed To Record Timely Adjustments To The Reported Fair Value Of Investments and Halt Recognition Of Interest Income On A Timely Basis*

43.   In particular, GAAP required FSC to properly apply ASC Topic 820, *Fair Value Measurements and Disclosures* ("ASC 820") and ASC Topic 946, *Financial Services – Investment Companies* ("ASC 946") to account for the value of its investments. *E.g.*, FSC 2014 Form 10-K, at 114. Specifically, ASC 946-320-35-1 required FSC to "measure investments in debt and equity securities subsequently at fair value."

44.   Fair value is the "price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (that is, an exit price) regardless of whether that price is directly observable or estimated using another valuation technique." ASC 820-10-35-9A. Or, as FSC put it during the Class Period, "[a]uthoritative accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date."

45.   The concept and objective of fair value is defined in ASC 820-10-05-1B:

> Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same—to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (that is, an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

46.   Thus, at each financial reporting date and for each financial instrument owned by FSC, GAAP required FSC to estimate that instrument's fair market value, to compare it to that financial instrument's cost basis, and to then record as an unrealized gain or loss any difference between the two amounts.

47.   To measure fair value at each financial reporting date, "[u]nder ASC 820, the Company performs detailed valuations of its debt and equity investments on an individual basis…" FSC 2014 Form 10-K, at 115. During the Class period, FSC disclosed that "[o]ur Board of Directors undertakes a multi-step valuation process each quarter in connection with determining the fair value of our investment." *Id.* at 10. FSC's investment advisor assists the FSC Board of Directors with the valuation process. Given the Individual Defendants' positions at, and control over, FSC's investment advisor, and their status as FSC board members and/or senior executives during the Class Period, each of them were intimately involved in, and responsible for, determining the fair value of FSC's investments.

48.   FSC described its investment strategy as follows:

> We generally invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as "high yield" or "junk," have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal.

FSC 2014 Form 10-K, at 1.

17

49.   The securities in which FSC, through FSAM, generally invested—high-yield debt

securities—"are inherently different from investment-grade debt securities." ASC 946-320-05-3.

As ASC 946-320-05-3 recognizes, "[t]hey present additional credit, liquidity, and market risks

for all participants in this marketplace: holders, issuers, underwriters, and broker-dealers."

50.   In particular, GAAP states that "[i]ssues of high-yield debt securities are more

likely to default on interest or principal than are issues of investment-grade securities." ASC

946-320-05-3. The American Institute of CPAs ("AICPA") Audit and Accounting Guide,

Investment Companies ("AAG"),[7] reiterates this concept. AAG 3.30. In this way, GAAP

focuses on two potential loss components associated with debt securities.

51.   *First*, FSC was exposed to the risk that the investee company would fail to pay

some or all unpaid interest (*i.e.*, FSC's interest receivable). *Second*, FSC was exposed to the risk

that the investee company would fail to pay some or all outstanding principal. For example, as of

September 30, 2014, more than 57% of FSC's debt investments did not require the issuer to

make principal payments until the debt maturity date. FSC 2014 Form 10-K, p.1.

52.   FSC's securities exhibited further risk characteristics. For example:

(a)   FSC's debt investments were illiquid. FSC 2014 Form 10-K, at 9.

(b)   FSC's debt was due from small and mid-sized companies. *Id*.

(c)   The only security on these loans were the assets of the investee

companies. *Id.* at 53. If the investee company was unable to repay the debt, it would be unlikely

that the investee company would have adequate collateral to otherwise satisfy the terms of the

debt. Consequently, the severity of loss on default was likely to be high.

---

[7] The AICPA issues industry specific Audit & Accounting Guides ("AAG") to provide guidance in preparing
financial statements in accordance with GAAP. The AAG for Investment Companies was applicable to FSC. Thus
AAG interpreted GAAP pronouncements on the proper methods to assess fair value for financial instruments.

18

53.   ASC 820 provides a hierarchy of levels associated with the fair value of reported

investments. The fair value hierarchy defined and required by ASC 820 ranks the quality and

reliability of the inputs used to determine the fair value of investments as reported in the

financial statements. This hierarchy is composed of three levels (ASC 820-10-35-37):

> (a)   Level 1 inputs are quoted market prices for identical assets or liabilities in
>
> active markets. ASC 820-10-35-40 to 46.
>
> (b)   Level 2 inputs are observable market-based inputs or unobservable inputs
>
> that are corroborated by market data. ASC 820-10-35-47 to 51.
>
> (c)   Level 3 inputs are unobservable (*i.e.*, not corroborated by market data).
>
> ASC 820-10-35-52 to 54-A.

54.   As of September 30, 2014, immediately prior to FSAM's IPO, all of FSC's

investments relied on Level 3 inputs. FSC 2014 Form 10-K, at 119. This fact, combined with

other related circumstances, reflected several recognized fraud risk factors that required

Defendants, each of whom had a role in the analysis and calculation of true value to more

closely scrutinize—and be attuned to the risk of improperly inflated—fair value determinations.

The risk factors at issue here include (AAG, Fraud Risk Factors, Exhibit 11-1):

> (a)   "Significant investments for which readily available market quotes are not
>
> available…" (Part 1, B.1.b). As noted, all of the investments were designated as
>
> relying on Level 3 inputs.
>
> (b)   "Unusual and considerable influence of the portfolio manager over the
>
> pricing sources, fair valuation methodology, or inputs used to value securities"
>
> (Part 1, B.2.b). As alleged herein, FSC was dependent on the employees of its
>
> investment advisor, FSAM, to run FSC's day-to-day business, including the

monitoring and evaluation of its investments, and FSAM provided substantial

assistance with the valuation process. By virtue of relying on its investment

advisor to manage its every-day business and monitor its investments, FSC

necessarily depended on sources of information and other inputs provided by its

investment advisor during the valuation process. This relationship, coupled with

the fact that there is substantial overlap between those who control and manage

FSC's investment advisor and FSC's directors who are ultimately responsible for

FSC's fair value determination, clearly shows that FSC's investment advisor had

unusual and considerable influence over the valuation process.

   (c)   "Adviser's fee revenues (including performance incentives) directly

related to either the value of fund assets or performance, if the adviser has substantial discretion

in valuing portfolio investments, and changes in fee revenues may be significant to the adviser."

(Part 1, C.4). As alleged herein, the compensation paid to FSAM, FSC's investment advisor,

directly related to and depended on both the value and performance of FSC's investment

portfolio, FSC's investment advisor had substantial influence over and discretion in valuing

FSC's investments, and changes in the investment advisor's fee revenues may be significant to

the advisor in that they, among other things, would decrease the amount that FSAM received

through its IPO.

   55.   Similarly, FSC's use of payment-in-kind interest ("PIK") was an additional factor

that further increased the risk that FSC's reported fair value was misstated and required those

involved in the fair valuation process to carefully review the valuations of loans with PIK

interest.   As FSC's 2014 Form 10-K disclosed:

>   PIK interest represents contractually deferred interest added to the loan balance
>   that is generally due at the end of the loan term and recorded as interest income on

20

an accrual basis to the extent such amounts are expected to be collected. Instruments bearing PIK interest typically carry higher interest rates as a result of their payment deferral and increased credit risk.

56.   FSC's reliance on PIK interest underwent a significant shift during the fiscal year ended September 30, 2014. The amount of unpaid PIK increased 66% in fiscal 2014, increasing from $23.9 million as of fiscal 2013 to $39.7 million as of fiscal 2014. 2014 FSC Form 10-K, at 136.   By contrast, FSC received only $8.0 million in payment of PIK interest in both fiscal years 2013 and 2014. Thus, in fiscal 2013, the amount of PIK interest that FSC received was only about 35% of the amount of unpaid PIK ($23.9 million). Thereafter, the amount of PIK interest that FSC received in fiscal 2014 was reduced to about 20% of the amount of unpaid PIK ($39.7 million).

57.   GAAP recognizes and highlights the fact that losses associated with adjustments or write-offs of accrued interest can significantly affect an investment company's income statement. More specifically, "[w]riteoffs of interest receivable differ from traditional writeoffs of trade accounts receivable since they can significantly affect an investment company's statement of operations, the performance measurement ratios of expenses to average net assets, and net investment income to average net assets." ASC 946-320-05-8.

58.   FSC purported to maintain a "close working relationship" with management of the investee companies, which "helps [FSC] spot challenges early—especially those that may impact the company's ability to repay the loan."[8] FSC was required to account for these risks when it reported the fair value of the investments. ASC 946-320-35-11.

59.   FSC clearly violated the relevant GAAP provisions alleged and outlined above relating to true value measurements. As alleged in more detail below, it is apparent that, by no later than September 30, 2014, Defendants were aware, or recklessly disregarded, that at least

_____

   [8] http://www.fifthstreetfinance.com/financial-advisor/our-business/

four of FSC's portfolio companies were experiencing financial hardships interfering with their

ability to meet their current and future obligations to FSC and requiring restructurings of their

debts (i.e. debt securities in FSC's portfolio), and accordingly, that the fair market values of

these portfolio companies' distressed debt securities were significantly below their respective,

publicly disclosed cost bases.

60.   Although clearly required to do so by GAAP under such circumstances,

Defendants failed to record the resulting material unrealized losses—i.e., true value write-

downs—on those deteriorating debt investments. Instead, Defendants violated GAAP by

delaying such recognition until the reporting period following the quarter and fiscal year ended

September 30, 2014—after the Individual Defendants collectively reaped nearly $100 million in

proceeds through FSAM's IPO. As a result, and alleged in greater detail below, numerous of

FSC's financial statements metrics, such as investments at fair value, net unrealized appreciation

on investments, net assets, and net asset value, and FSC's income statement metrics, such as its

interest income, PIK interest income, fee income, total investment income, expenses such as the

base management fee, net investment income, unrealized appreciation on investments, net

increase in net assets resulting from operations, and earnings per share, were materially

overstated by Defendants.

61.   Investments by FSC in TransTrade Operators, Inc. ("TransTrade"), Phoenix

Brands Merger Sub LLC ("Phoenix"), JTC Education, Inc. ("JTC") and CCCG, LLC ("CCCG")

clearly illustrate how Defendants improperly delayed the write-down of FSC's investments and

overstated its investment income in violation of GAAP, which also helped create an illusion that

FSC would cover dividend payments.

1.   <u>FSC Misstated Income From TransTrade And The Fair Value Of The TransTrade Investment Prior To The FSAM IPO</u>

22

62.   FSC had a close business relationship with TransTrade, a transportation and

logistics company in which it invested. Indeed, TransTrade was one of FSC's "Control

Investments." FSC 2014 Form 10-K, at 90.[9]

63.   Prior to FSAM's IPO, Defendants received numerous signals that TransTrade had

experienced, or would experience, hardship in repayment of its debt and related interest to FSC.

First, on December 1, 2012, FSC restructured the interest payment terms associated with both its

Term Loan A and Term Loan B due from TransTrade's predecessor entity, Trans-Trade Brokers,

Inc. ("TransTrade Brokers"). Specifically, on the Term Loan A, FSC reduced the cash interest

rate by 6% in exchange for a 6% increase in the PIK interest rate. On its Term Loan B, FSC also

swapped a 12% cash interest payment obligation for a 12% PIK interest obligation. FSC Form

10-Q, filed February 6, 2013, at 13. In other words, TransTrade was allowed to stop making

significant current interest payments in exchange for a promise to pay that interest at the end of

the loan term. Eventually, FSC wrote-down the fair value of its $6.2 million investment in the

Term Loan B to $0. FSC Form 10-Q, filed February 6, 2013, at 6.

64.   Next, in May 2013, FSC restructured its investment in the predecessor entity,

TransTrade Brokers. FSC 2014 10-K, at 63 ("In May 2013, we restructured our investment in

Trans-Trade Brokers, Inc. As part of the restructuring, we exchanged cash and its debt and equity

securities for debt and equity securities in the restructured entity, TransTrade Operators, Inc. and

recorded a realized loss in the amount of $6.1 million on this transaction."). As part of the

restructuring, FSC realized an investment loss of $6.1 million.[10] *See* Event 1 in the table below.

---

[9] "Control Investments are defined by the Investment Company Act of 1940… as investments in companies in which [FSC] o wns more than 25% of the voting securities or maintains greater th an 50% of the board representation." FSC 2014 Form 10-K, p. 100.

[10] A realized loss o ccurs upon disposition of an investment. Prior to disposition, changes in fair value are classified as unrealized gains or losses. In either event, changes in fair value are recorded in incom e in the period a change is made.

65.   Thereafter, FSC's principal investment in TransTrade was in the form of a First Lien Term Loan due May 31, 2016. This loan initially had a cash interest rate of 11% and a 3% PIK interest rate.

66.   In the quarter ended December 31, 2013, FSC authorized a change in TransTrade's interest payment terms. Specifically, FSC reduced the cash interest rate from 11% to 0%, and increased the PIK interest rate in a reciprocal amount, from 3% to 14%. FSC Form 10-Q, dated February 6, 2014, p.14. This restructuring, which is reflected in the table below as Event 2, was essentially identical to the December 2012 restructuring described above that was shortly followed by a significant investment loss.

67.   In the quarter ended March 31, 2014, FSC recorded a $3.0 million (21%) write-down of the fair value of its investment in TransTrade. FSC Form 10-Q, dated May 8, 2014, at 5. The change in the fair value of FSC's TransTrade investment clearly shows that Defendants were well aware of the deteriorating quality of the loan and substantial likelihood of non-payment.

68.   Then, on August 1, 2014, FSC lowered the PIK interest rate from 14% to10%. FSC 2014 Form 10-K, at 100. FSC did not, however, increase the cash interest rate (*i.e.*, it remained 0%). *See* Event 3 in the table below. Without a concurrent repayment, this concession also reflected the risk that TransTrade would be unable to fully repay its indebtedness to FSC.

69.   As a result, by October 2014, when FSAM's IPO became effective, FSC had restructured TransTrade's debt, shifted the interest obligation from cash to PIK, and then reduced the PIK interest rate. Clearly, TransTrade was experiencing financial hardship associated with the then-existing debt terms. Collectively, these changes signaled that an adjustment to the fair value of this investment was warranted. The changes also signaled that FSC should have

adopted a measured approach to the recognition of interest income. In fact, these changes are

consistent with the Investment Ranking criteria FSC disclosed that it applied in categorizing

assets (more fully alleged *infra*) and determining when to place PIK interest on non-accrual:

> Investment Ranking 3 is used for **investments that are performing below our expectations and for which risk has materially increased since the original or restructured investment**. The portfolio company may be out of compliance with debt covenants and may require closer monitoring. To the extent that the underlying agreement has a PIK interest provision, **investments with a ranking of 3 are generally those on which we are not accruing PIK interest**.

FSC 2014 Form 10-K, at 9 (emphasis added).

70.   But, as shown in the table below, through the quarter ended September 30, 2014,

FSC failed to place its TransTrade investment on non-accrual and continued to recognize interest

income on this investment. As a result, FSC recorded substantial PIK interest, but no longer

received periodic cash payments from TransTrade. When it continued to recognize this interest

income, FSC represented to investors that FSC's TransTrade investment was continuing to

perform at or above expectations and that the PIK interest income would be collected by the

Company. As of the quarter ended September 30, 2014, FSC had not changed TransTrade's

investment ranking to Investment Ranking 3.

71.   By the quarter ended December 31, 2014, after the FSAM IPO had been

completed, FSC could no longer hide the inevitable losses associated with this investment. At

that time, FSC belatedly placed TransTrade, along with other investments discussed below, on

non-accrual status. FSC Form 10-Q, filed February 9, 2015, at 56. In other words, FSC finally

acknowledged that it could no longer justify recognizing non-cash interest income from

TransTrade. FSC also took an additional $2.2 million write-down of the fair value of

TransTrade's debt. At that time, as reflected in the following table, FSC reported the TransTrade

investment at only 57% of its cost.

TransTrade Operators, Inc.
First Lien Term Loan due 5/31/2016
All $ amounts in '000s

Event	Financial Statement Date	Cost		Fair Value		Unrealized Gain / (Loss)		Interest / Dividend / Fee Income	
(1)	6/30/2013	$	13,556	$	13,507	$	(49)	$	164
	9/30/2013	$	13,660	$	13,524	$	(136)	$	164
(2)	12/31/2013	$	14,154	$	14,021	$	(133)	$	512
	3/31/2014	$	14,656	$	11,494	$	(3,162)	$	511
	6/30/2014	$	15,180	$	11,323	$	(3,857)	$	537
(3)	9/30/2014	$	15,572	$	11,109	$	(4,463)	$	442
FSAM IPO									
	12/31/2014	$	15,572	$	8,865	$	(6,707)	$	28

72.   "The timing was impeccable; just imagine if this non-accrual had appeared when [FSC's] execs were on a road show to pitch shares of the [FSAM] asset management business!" Jordan Wathen, *Why are Lawyers Gunning for Fifth Street Finance Corp.,* The Motley Fool (Oct. 8, 2015). In sum, the foregoing facts provide a solid basis for the conclusion that FSC improperly deferred the necessary write-down of the fair value of this investment and the placement of this investee on non-accrual status until the FSAM IPO had taken place.

73.   There is further evidence that FSC was aware its termloan investment in TransTrade, and related interest income, was worthless, and it improperly delayed writing down the value of its investment and placing the investment on non-accrual status. Beginning in March 2014, FSC made multiple cash injections into TransTrade in the form of equity investments. FSC made these investments, then immediately wrote their fair market values down to zero. FSC's decision to maintain TransTrade on life-support by throwing good money after bad, had a single purpose: to stave off placing FSC's larger, $15 million debt investment in TransTrade on non-accrual status, until after the completion of FSAM IPO. Indeed, throughout this period, FSC continued to disclose that it considered its $14.7 million debt investment in

26

TransTrade to be on accrual status. As one financial writer put it when explaining FSC's

problematic equity investments in TransTrade:

> When a BDC wants to move the goal posts by deferring non-accruals, it's quite
> easy to do. All it takes is a little imagination and a little more capital. If you
> continuously feed capital to underperformers, then you can forever ensure that an
> investment will never go bad.

Jordan Wathen, *Why are Lawyers Gunning for Fifth Street Finance Corp.*, The Motley Fool

(Oct. 8, 2015).

74.   The first of these investments occurred in March 2014, when FSC injected

$5.2 million into TransTrade in the form of Series B Preferred Units. As shown in the following

table, FSC immediately valued its 5.2 million Series B preferred shares at a fair value of zero,

and maintained that valuation in subsequent periods.

TransTrade Operators, Inc.
5,200,000 Series B Preferred Units in TransTrade Holding LLC
All $ amounts in '000s

Financial Statement Date	Cost		Fair Value		Unrealized Gain / (Loss)	
3/31/2014	$	5,200	$	-	$	(5,200)
6/30/2014	$	5,200	$	-	$	(5,200)
9/30/2014	$	5,200	$	-	$	(5,200)
FSAM IPO						
12/31/2014	$	5,200	$	-	$	(5,200)
3/31/2015	$	5,200	$	-	$	(5,200)

75.   FSC's $5.2 million, however, proved insufficient to shore up its investment in

TransTrade. In the very next quarter, which ended June 30, 2014, FSC allowed the troubled

TransTrade to return to the trough, this time to the tune of $1.4 million in the form of Series A

Preferred Units, as shown in the table below. Again, FSC immediately wrote down the value of

this investment to zero, as reflected in the below table.

76.   Further, in the quarter ended September 30, 2014, FSC injected another $0.6 million into TransTrade, bringing its investment up to $2 million. Tellingly, as shown in the following table, the fair market value of these Series A preferred shares remained at zero.

TransTrade Operators, Inc.
Series A Preferred Units TransTrade Holdings LLC
All $ amounts in '000s

Financial Statement Date	Cost	Fair Value	Unrealized Gain / (Loss)
6/30/2014	$ 1,404	$ -	$ (1,404)
9/30/2014	$ 2,000	$ -	$ (2,000)
FSAM IPO			

77.   As of the quarter ended September 30, 2014, and until FSC disclosed TransTrades's non-accrual status on February 9, 2015 (after FSAM's IPO), the market did not and could not know or fully appreciate the extent to which the TransTrade debt investment was impaired—and the fact that the investment should have been placed on non-accrual status— because FSC was and had been "recognizing income from this investment as if everything [was] OK [sic]." Wathen, *supra*.

78.   FSC's continued failed investments provide significant evidence that TransTrade was so distressed that FSC should have, but failed to, place its related debt investment on non-accrual status and similarly reduce the reported fair value of that investment.

2.   FSC Misstated Income From Phoenix And The Fair Value Of The Phoenix Investment Prior To The FSAM IPO

79.   The original terms of Phoenix's Subordinated Term Loan due February 1, 2017 included 10% cash interest and 3.875% PIK interest. Like its investment in TransTrade, however, FSC was forced to restructure the terms of this loan. Specifically, FSC agreed to the following modifications of the cash interest terms of this investment:

(a) On March 1, 2013, boosted the cash interest rate on the loan by 0.75% to

10.75%. *See* Event 1 in the table below.

(b) On November 21, 2013, FSC increased the cash interest rate by another

2.00%, from 10.75% to 12.75%. *See* Event 2 in the table below.

80.   FSC revealed in its Form 10-Q for the period ended June 30, 2014 (filed August

7, 2014), that FSC abruptly converted the cash interest payments to PIK interest, effective April

1, 2014. Specifically, FSC decreased the cash interest rate from 12.75% to 0%, i.e. 10% less than

the original rate, and increased the PIK interest rate by 12.75% to 16.625%. This modification

effectively enabled Phoenix to cease paying interest on its subordinated term loan. Despite the

absence of cash flow to validate Phoenix's creditworthiness, this change also enabled FSC to

recognize significantly larger amounts of interest income than was supported by the original loan

terms. This interest, however, was in non-cash PIK form, thereby deferring FSC's receipt of

payment on the loan significantly into the future, if it were to be paid at all.

81.   These events signaled that Phoenix was experiencing hardship meeting its then-

existing obligations. Nevertheless, in the same quarter (ended June 30, 2014), FSC masked the

impairment of its Phoenix investments by increasing the principal of its subordinated term loan

to Phoenix by $8.3 million. FSC's decision to extend additional credit to Phoenix and continue to

recognize interest income was in contrast to the fact that it wrote-down the fair value of the

investment by an additional $0.8 million at that time. *See* Event 3 in the table below.

82.   In the same timeframe, however, FSC also amended the terms of two significantly

smaller loans with Phoenix, reducing the cash interest by 2% on both Phoenix's $3.6 million cost

Senior Term Loan and its $2.9 million First Lien Revolver Loan. These changes misleadingly

suggested to investors that, notwithstanding the slight fair value write-down of the subordinated

29

term loan, Phoenix's cash flows were sufficiently strong and the risk of non-payment was

sufficiently reduced to qualify for lower cash interest on the two smaller loans, and that,

therefore, FSC would also ultimately collect on the more substantial PIK accrued interest.

83.   During the quarter ended September 30, 2014, in an effort to maintain the illusion

of the health of its Phoenix investments, FSC continued to record interest income from Phoenix

and actually reported an increase in the fair value of the Phoenix Subordinated Term Loan.

More specifically, FSC increased the principal, cost, and fair value of Phoenix's Subordinated

Term Loan to $31.6 million, $31.4 million, and $30.2 million, respectively, in its fourth fiscal

quarter of 2014 (quarter ended September 30, 2014), thus concealing its impairment from the

public. *See* Event 4 in table below. As of the quarter ended September 30, 2014, FSC had not

changed the ranking of its Phoenix investments to Investment Ranking 3.

84.   Then, in a dramatic reversal, immediately after the FSAM IPO had been

completed, in the quarter ended December 31, 2014, FSC placed its Phoenix term loan

investment on non-accrual status. FSC also recorded a massive $10.3 million write-down in the

fair value of this investment. *See* Event 5 in the table below.

Phoenix Brands Merger Sub LLC
Subordinated Term Loan due 2/1/2017
All $ amounts in '000s

Event	Financial Statement Date	Principal		Cost		Fair Value		Unrealized Gain / (Loss)	
(1)	3/31/2013	$	21,197	$	20,866	$	20,851	$	(15)
	6/30/2013	$	21,401	$	21,093	$	20,811	$	(282)
	9/30/2013	$	21,610	$	21,323	$	20,842	$	(481)
(2)	12/31/2013	$	21,821	$	21,556	$	21,001	$	(555)
	3/31/2014	$	22,030	$	21,786	$	21,306	$	(480)
(3)	6/30/2014	$	30,320	$	30,097	$	28,847	$	(1,250)
(4)	9/30/2014	$	31,590	$	31,389	$	30,154	$	(1,235)
	FSAM IPO								
(5)	12/31/2014	$	32,914	$	31,410	$	19,908	$	(11,502)

85.   In sum, the foregoing facts provide a solid basis for the conclusion that FSC improperly deferred the continued write-down of the fair value of this investment and the placement of this investment on non-accrual status until the FSAM IPO had taken place.

3.   FSC Misstated Income From JTC And The Fair Value Of The JTC Investment Prior To The FSAM IPO

86.   The original terms of FSC's subordinated term loan to JTC due November 1, 2017 reflected a cash interest rate of 13%. Throughout fiscal 2014, FSC reported relatively stable principal, cost, and fair value amounts on this investment.

87.   Only after the FSAM IPO had been completed did FSC disclose that its JTC investment (i.e. the subordinated term loan) was, in reality, significantly impaired. Indeed, as with TransTrade and Phoenix, FSC's investment in JTC required substantial restructuring. Specifically, on November 25, 2014, FSC amended the loan terms to reduce the cash interest rate to 0% and implement a 13.25% non-cash PIK interest rate. *See* Event 1 in the table below.

88.   In the quarter ended December 31, 2014, FSC reported that the principal of its loan to JTC had increased $1.3 million. This change reflected the interest that JTC owed, but had

31

not yet paid to FSC during 2014. This increase indicated that FSC had not collected nearly 69%

of the annual interest income for the year (*i.e.*, the $1.3 million principal balance increase

divided by the $ 1.9 million expected annual cash interest payments).[11] In other words, FSC had

not been collecting cash interest on the loan for nearly 69% of the year, or a period of more than

eight months, but investors had been repeatedly assured that the loan was performing within

expectations.

89.   Ultimately, however, the restructuring of this loan was worthless to FSC. FSC

placed JTC on non-accrual status in the same quarter ended December 31, 2014—i.e., after

FSAM's IPO. Further, FSC was forced to recognize a $1.7 million write-down of the fair value

of its JTC investment. *See* Event 2 in the table below.

JTC Education, Inc.
Subordinated Term Loan due 11/1/2017
All $ amounts in '000s

Event	Financial Statement Date	Principal		Cost		Fair Value		Unrealized Gain / (Loss)	
	3/31/2014	$	14,500	$	14,425	$	14,506	$	81
	6/30/2014	$	14,500	$	14,430	$	14,493	$	63
	9/30/2014	$	14,500	$	14,436	$	14,449	$	13
	FSAM IPO								
(1)(2)	12/31/2014	$	15,823	$	14,441	$	12,727	$	(1,714)

90.   In sum, the foregoing facts provide a solid basis for the conclusion that , FSC

improperly deferred the write-down of the fair value of this investment and the placement of this

investment on non-accrual status until the FSAM IPO had taken place.

4. FSC Misstated Income from CCCG And The Fair Value Of The CCCG Investment Prior To The FSAM IPO

---

[11] Applying the 13.25% annual cash rate of interest to the original $14.5 million principal, the estimated annual interest income for the loan would have been about $1.9 million for the 2014 fiscal year (*i.e.*, a 13 .25%) annual interest rate on a $14.5 million loan equals $1.9 million).

91.   The original terms of CCCG's First Lien Term Loan due July 29, 2015 reflected a cash interest of LIBOR +8%.

92.   Like its investments in TransTrade, JTC and Phoenix, however, FSC was forced to restructure the terms of this loan. Specifically, FSC agreed to the following modifications of the cash interest terms of this investment:

> (a)   On November 15, 2012, the cash interest rate was increased 0.5% and the PIK rate was increased 1.0%.
>
> (b)   On December 31, 2013, FSC extended the maturity date by more than a year, to December 29, 2017. *See* Event 1 in the table below.

93.   FSC's accounting for this investment was stable until the quarter ended September 30, 2014, when it recorded a $3.0 million unrealized loss. As with FSC's investments in JTC, TransTrade, and Phoenix, however, the market did and could not know or fully appreciate the extent to which the CCCG debt investment was impaired—and the fact that the investment should have been placed on non-accrual status—because Fifth Street was and had been "recognizing income from this investment as if everything [was] OK [sic]." Wathen, *supra*.

94.   But, only after the FSAM IPO, FSC disclosed significant further adverse changes to its accounting for its investment in CCCG. Specifically, in the quarter ended December 31, 2014, FSC placed the PIK component of the loan on non-accrual. *See* Event 2 in the table below. FSC also recorded a $12.2 million unrealized loss on the investment in that quarter. By that time, FSC acknowledged its CCCG investment had lost approximately 50% of its value.

95.   The cash interest component of the loan was placed on non-accrual in the next quarter.

CCCG, LLC
First Lien Term Loan due 7/29/2015
All $ amounts in '000s

Event	Financial Statement Date	Principal		Cost		Fair Value		Unrealized Gain / (Loss)	
(1)	12/31/2013	$	35,328	$	34,926	$	34,727	$	(199)
	3/31/2014	$	34,223	$	33,850	$	33,510	$	(340)
	6/30/2014	$	34,396	$	34,053	$	33,177	$	(876)
	9/30/2014	$	34,572	$	34,259	$	30,309	$	(3,950)
FSAM IPO									
(2)	12/31/2014	$	34,748	$	34,290	$	18,125	$	(16,165)

96.   In sum, the foregoing facts provide a solid basis for the conclusion that, FSC improperly deferred the continued write-down of the fair value of this investment and the placement of this investee on non-accrual status until after the completion of FSAM's IPO.

5. Defendants' Failure to Properly Write-Down the TransTrade, Phoenix, JTC and CCCG Investments and Place Them on Non-Accrual Status Increased the Amount of Incentive Fees that FSC Paid to FSAM

97.   Changes in the reported fair value of FSC's investments were reported separately from FSC's net investment income. Such changes were reported as "realized and unrealized gain[s] or loss[es]." Critically, the calculation of Part I of the Incentive Fee paid by FSC to FSAM was based on net investment income, thereby excluding changes in fair value.

98.   To the extent FSC deferred placing an investment on non-accrual status for interest income purposes, FSAM continued to generate fees even if FSC simultaneously incurred reductions in the fair value of its investments. Thus, FSAM and the Individual Defendants who stood to benefit from its IPO had a clear motivation to direct FSC to preserve the accrual status of its investments.

99.   The table below demonstrates that FSC had a history of nominal (i.e. relatively small) fair value adjustments (write-downs) up until the quarter ended December 31, 2014—the

quarter when FSAM had its IPO. Only after the FSAM IPO had occurred, did FSC record

negative fair value adjustments, including those related to TransTrade, Phoenix, JTC, and

CCCG, that dwarfed all prior adjustments.



See 2015 FSC Form 10-K, at 53.

100.   Notably, FSC paid FSAM $35.5 million for Part I Incentive Fees during fiscal

2014. FSC 2014 Form 10-K, at 87. This amount was a 26% increase over the $28.2 million of

Part I Incentive Fees paid for fiscal 2013. If FSC had, instead, placed these investments on non-

accrual prior to FSAM's IPO as it was required to do, Part I Incentive Fees would have been

negatively impacted. In that event, FSAM's revenue growth rate prior to its IPO would also

have suffered commensurate impacts. In any event, FSC would not have misrepresented the fair

value losses as occurring solely after FSAM's IPO, in the quarter ended December 31, 2014.

101.   Tellingly, FSC has not publicly provided a legitimate explanation for the seismic

shift in fair value losses purportedly attributable to the quarter ended December 31, 2014.

B.   *FSC's Misstatements Were Material*

35

102.   In SEC filings and investor presentations, FSC represented that it maintained a

"high quality portfolio" with a "conservative" investment policy and ample protections to

minimize the risk of any investment losses and maximize the Company's net investment income.

For example, in a February 6, 2014 earnings conference call with investors, defendant

Tannenbaum stated:

> The credit performance of the portfolio is strong, and we reported three quarters
> in a row with no loans non-accrual. This excellent credit performance is a result
> of our deep bench of the experienced underwriters and portfolio managers and our
> multi-million dollar investment systems.
>
> Our overall portfolio remains healthy, as borrowers are benefiting from a
> modestly growing economy and support from the private equity sponsors.
>
> We are moving forward on several initiatives intended to improve net investment
> income per share over time. While the progress has been slower than expected,
> **we continue to move in the right direction and expect these initiatives to
> collectively benefit growth and net investment income in future quarters.**

103.   Similarly, in a May 8, 2014 earnings conference call, defendant Frank stated that

the Company was "very conservatively positioned relative to [its] peers" with a "strong" "credit

quality of the portfolio," and stated that 99.5% of the Company's investments were performing at

or above expectations while none "had stopped accruing income."

104.   Likewise, during the August 7, 2014 earnings call, Rich Petrocelli, FSC's CFO,

reiterated that FSC has "been able to source, underwrite, and structure a diverse portfolio of

high-quality, primarily senior secured loans with a low amount of PIK income" and confirmed

"[t]he credit profile of the investment portfolio continues to be strong[.]"

105.   Until on or about the time of the FSAM IPO, FSC continued to report that its

investments were able withstand credit risk. Thus, as of September 30, 2014, immediately prior

to the FSAM IPO, FSC did not have any investments that were PIK nonaccrual status. FSC

2014 Form 10-K, at 56. However, in the quarter immediately following the FSAM IPO, FSC disclosed that more than 4% of FSC's debt portfolio had been re-classified as PIK non-accrual.

FSC Form 10-Q, filed Feb. 9, 2015, at 62.

106.   Another tool Defendants used in furthering the illusion, until the FSAM IPO, of a

safe and stable investment portfolio, even as it grew, wasthe "Investment Ranking" system,

categorizing its investments according to performance, that FSC employed, as noted above. The

rankings were as follows:

Rank	Description
1	"[P]erforming above expectations and/or capital gains are expected."
2	"[P]erforming substantially within our expectations, and whose risks remain materially consistent with the potential risks at the time of the original or restructured investment."
3	"[P]erforming below our expectations and for which risk has materially increased since the original or restructured investment."
4	"[P]erforming substantially below our expectations and for which risk has increased substantially since the original or restructured investment.

See, e.g., FSC 2014 Form 10-K, at 8-9.

107.   In particular, these rankings provide another illustration of the purportedly sudden

deterioration of FSC's investments. In the two quarters prior to the FSAM IPO, FSC reported

that only $6.4 million of investments had a ranking of 3 or 4. FSC 2014 Form 10-K, at 9. But,

in the quarter ended December 31, 2014, FSC disclosed that this total had risen more than nine

fold to $67 million. That new information emerged regarding a material component of FSC's

investment portfolio only after the FSAM IPO strains credibility, and, as detailed above, is false.

Sufficient information was available before the FSAM IPO as to significant credit deterioration

such that the lower rankings should have been applied earlier.

108.   Tannenbaum, when speaking on behalf of FSC on August 7, 2014, claimed to

have "good visibility into repayments and when [FSC] expect[s] repayments." Unlike the

Company's public investors, Defendants were in a position to closely monitor the performance

of these investments, the underlying companies' abilities to make timely payments on these loans, the companies' weaker cash flows, the increased risks of non-payment or default on their

loans, and in some cases the companies' non-payment of their loans altogether. Indeed, the

Company stated that it had done so.

109.   In reality, from September 30, 2013 to September 30, 2014, FSC increased its

total assets by about $600 million while its net assets increased by about only $110 million.

110.   In other words, FSAM directed FSC to absorb massive amounts of debt to

increase fee-generating gross assets despite the risk of the associated leverage. During the same

period of time, the Base Management Fee paid by FSC to FSAM grew from $9.6 million for the

quarter ended September 30, 2013 to $12.6 million for the quarter ended September 30, 2014.

FSC 2014 Form 10-K, at 86. From fiscal year 2013 to fiscal year 2014, the Base Management

Fee paid collected by FSAM increased from $33.4 million to $51.0 million, a 53% increase. *Id.*

at 48.

111.   GAAP relevant to the evaluation of materiality is summarized in ASC 250-10-

S99. ASC 250-10-S99 provides guidance on both quantitative and qualitative aspects of

materiality for financial statement issuers and their auditors. ASC 250-10-S99 states "[a]mong

the considerations that may well render material a quantitatively small misstatement of a

financial statement item are:"

#	Consideration
1	"Whether the misstatement masks a change in earnings or other trends."
2	"Whether the misstatement changes a loss into income or vice versa."
3	"Whether the misstatement has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation."

112.   The misstatements at issue here are material because the four investments

described above were all belatedly placed on non-accrual status and were written down during

FSC's first fiscal quarter of 2015 (ended December 31, 2014), *after* the FSAM IPO had been

completed, rather than during the Class Period. That is, as alleged in detail below, this failure to timely account for the investments masked a change in earnings and other trends, changed a loss into income, and increased the compensation of management—i.e. the compensation of the Individual Defendants' and FSAM's.

113. First, the table below summarizes the interest income that FSC recognized from these investments in its fiscal quarters ended June 30, 2014 and September 30, 2014, which it would not have been able to if it had timely placed these investments on non-accural status.[12]

June 30, 2014	TransTrade	Phoenix	JTC	CCCG	Total
Cash Interest Rate	0.000%	0.000%	13.250%	8.655%	
PIK Interest Rate	14.000%	16.625%	0.000%	1.000%	
Principal	$ 15,180	$30,320	$14,500	$34,396	$94,396
Total Interest Income	$ 530	$ 1,257	$ 479	$ 828	**$ 3,094**

September 30, 2014	TransTrade	Phoenix	JTC	CCCG	Total
Cash Interest Rate	0.000%	0.000%	13.250%	8.657%	
PIK Interest Rate	14.000%	16.625%	0.000%	1.000%	
PIK Interest Rate (1)	10.000%				
Principal	$ 15,572	$31,590	$14,500	$34,572	$96,234
Total Interest Income	$ 445	$ 1,324	$ 484	$ 841	**$ 3,095**

114. This recognized interest income on investments that should have been on non-accrual status, in turn, affected the amount of FSC's reported Net Investment Income:

Quarter Ended	June 30, 2014	September 30, 2014
Net Investment Income (NII) - As Reported	$ 34,665	$ 37,458
Correction for Non-Accrual Investment Income	$ (3,094)	$ (3,095)
Corrected NII	$ 31,571	$ 34,363
Percentage Overstatement of NII	10%	9%

[12] The PIK interest rate on the TransTrade debt was reduced from 14% to 10% on August 1, 2014. This change reduced total interest income on this debt by approximately $84,000 in the quarter ended September 30, 2014 as compared to the prior quarter. This reduced amount has been used in subsequent tables that measure the misstatement of the Company's financial statements.

115.   NII is a primary determinant of the distributions an investment company makes to shareholders. See, e.g., AAG, 4.17, "A shareholder in an investment company usually chooses to receive distributions from net investment income." Indeed, Net Investment Income was the first financial metric that FSC reported in its December 1, 2014 press release highlighting the fourth fiscal quarter of 2014 and the full fiscal 2014 year.

116.   Accordingly, Defendants' overstatements of net investment income from these investments had a material impact on FSC's financial statements for the fourth fiscal quarter of 2014, particularly given their magnitude and the fact that they contributed to increasing the compensation of FSAM and the Individual Defendants.

117.   Further, FSC's improper continued recognition of interest income also materially inflated its reported Net Increase in Net Assets Resulting From Operations, again given their magnitude and the fact that they contributed to increasing the compensation of FSAM and the Individual Defendant.

Quarter Ended	June 30, 2014	September 30, 2014
Net Increase in Net Assets Resulting from Operations	$ 20,287	$ 28,439
Correction for Non-Accrual Investment Income	$ (3,094)	$ (3,095)
Corrected Net Increase in Net Assets Resulting from Operations	$ 17,193	$ 25,344
Percentage Overstatement of Net Increase in Net Assets Resulting from Operations	18%	12%

118.   Similarly, FSC's earnings-per-share ("EPS") was overstated by its continued recognition of interest income associated with investments that met the criteria for non-accrual:

Quarter Ended	June 30, 2014	September 30, 2014
EPS - Basic as Reported	$ 0.15	$ 0.19
EPS Correction for Non-Accrual Investment Income (Rounded)	$ (0.02)	$ (0.02)
EPS Corrected for Non-Accrual Investment Income (Rounded)	$ 0.13	$ 0.17
Percentage Overstatement of EPS - Basic (Rounded)	18%	12%

119.   The misstatements associated with FSC's improper recognition of interest income alone was material. However, as described above, there was at least one additional layer of FSC's improper accounting. To wit: FSC improperly deferred the write-down of the fair value of the four investments described above until after the FSAM IPO.   These misstatements also impacted FSC's reported net increase in net assets from operations. The following table summarizes the material impact of the adjustments that should have been, but were not, made at least by the quarter and fiscal year ended September 30, 2014:

Summary of Misstatements		September 30, 2014	
Net Increase in Net Assets Resulting from Operations - As Reported		$	28,439
Error 1: Correction for Non-accrual Investment Income		$	(3,095)
Error 2: Correction for Additional Unrealized Losses in Fair Value			
TransTrade	$	(2,244)	
Phoenix	$	(10,267)	
CCCG	$	(12,215)	
JTC	$	(1,727)	
Total Additional Unrealized Loss		$	(26,453)
Corrected Net Increase (Decrease) in Net Assets Resulting from Operations		$	(1,109)

120.   As demonstrated in the above charts, if FSC had properly accounted for the gains and losses associated with these investments, FSC *would have reported a decrease in net assets* in the quarter ended September 30, 2014 rather than the increase in net assets it actually reported. Such a change would have been a stark reversal in the reported trend of FSC's earnings. The December 2014 quarter was the first time a net decrease in net assets had been reported in over 12 quarters. Instead, FSC improperly deferred reporting such an event until after the FSAM IPO. Given that these "misstatement[s] mask[ed] a change in earnings or other trends" (ASC 250), they were material.

121.   These adjustments would have had dire impacts on essentially all of FSC's key

financial metrics. The table below illustrates certain of these impacts on the FSC's quarter ended

September 30, 2014:

Quarter Ended September 30, 2014	As Reported	Adjustment	As Corrected	% Overstated / (Understated)
Net Investment Income	$ 37,458	$ (3,095)	$ 34,363	9%
Realized and Unrealized Gain (Loss)	$ (9,019)	$ (26,453)	$ (35,472)	75%
Net Increase in Net Assets Resulting from Operations	$ 28,439	$ (29,548)	$ (1,109)	2665%
Earnings per Common Share (Rounded)	$ 0.19	$ (0.20)	$ (0.01)	2665%

122.   Further, FSC's misstatements serve as an illustration of the materiality factors set

forth by the SEC and reiterated in GAAP.   As explained in ASC 250-10-S99:

> [T]he staff believes that a registrant and the auditors of its financial statements
> should not assume that even small intentional misstatements in financial
> statements, for example those pursuant to actions to 'manage' earnings, are
> immaterial. *While the intent of management does not render a misstatement
> material, it may provide significant evidence of materiality. The evidence may
> be particularly compelling where management has intentionally misstated items
> in the financial statements to 'manage' reported earnings. In that instance, it
> presumably has done so believing that the resulting amounts and trends would
> be significant to users of the registrant's financial statements* (footnotes
> omitted).

C. *FSC Misled Investors That Its Dividend Policy Was Sustainable*

123.   Throughout this time period, FSC also emphasized that it would pursue a

sustainable dividend policy - then set at a $1.00 annualized run rate that was consistent with

FSC's publicly disclosed net investment income. For example, in an earnings conference call

with investors on November 26, 2013, defendant Tannenbaum stated:

> **We understand that setting a dividend consistent with net investment
> income is important to our equity investors**, our debt investors, as well as the
> rating agencies to maintain and perhaps improve our investment grade rating. We
> believe our net investment income per share in fiscal-year 2014 should meet or
> exceed $ 1.00 per share annual dividend rate.
>
> The Board of Directors' decision to realign the dividend at the current
> level is a reflection of the market environment and the high quality of the

portfolio. In short, we believe the realignment to the dividend is the right thing for our shareholders in the short and long-term, and here at Fifth Street, we are committed to ensuring FSC's long-term success, which will, in turn, be beneficial to our shareholders.

*   *   *

I think we could actually run lower than target leverage and earn our $1.00, but the idea is not to cut the dividend twice, right. The idea is to get the dividend to a number that you can meet or exceed . . . .

During the February 6, 2014 conference call, defendant Tannenbaum continued on this theme, stating that the Company would not raise the dividend until "we can meet or exceed the dividend for a couple of quarters and give that confidence .. . *[w]e want to make sure that it's sustainable*."

124.   On May 5, 2014, FSC issued a press release announcing that its rating outlook had been revised upward by Standard & Poor's Rating Services from "stable" to "positive." In the release, defendant Tannenbaum stated that the credit upgrade was a result of FSC's 'credit risk management, profitability and sound operational management," and claimed that the Company was ideal for 'risk averse investors" who are "looking for a stable income stream". The release disclosed:

We are very pleased with the outlook revision by Standard & Poor's, which is a reflection of Fifth Street Finance Corp.'s credit risk management, profitability and sound operational management. . . . The improvement in our outlook highlights FSC's high quality portfolio as well as the strength of Fifth Street's origination and underwriting platform, which is a key differentiator from many of our peers. We believe that investing in FSC stock provides a unique opportunity for risk averse investors who seek a diversified portfolio of assets and are looking for a stable income stream.

125.   On May 7, 2014, FSC issued a press release announcing that it had entered into a joint partnership with Trinity Universal Insurance Company ("Trinity"), a subsidiary of Kemper Corporation, to create Senior Loan Fund JV 1, LLC ("SLF JV 1"). The press release stated that

43

FSC would be committing $87.5 million in assets to SLF JV 1, while $12.5 million would come from Trinity and up to $200 million in additional financing would be sought from third parties.

126.   On July 2, 2014, FSC issued a press release entitled "[FSC] Expects [SLF JV 1] to Generate a Mid-Teens Return," which was also filed on Form 8-K. The release stated that $101.5 million of leverage for the facility had been provided by a New York branch of Deutsche Bank AG with $55 million in equity coming from FSC and Trinity, with the partners contributing 87.5% and 12.5% of this amount, respectively. The release disclosed that FSC "initially invested $156.5 million out of its anticipated investment capacity of approximately $300.0 million in a diversified portfolio of senior secured loans" and "FSC believes that funding this initial portfolio of assets should generate a mid-teens return on its investment, which is higher than the return on FSC's current portfolio." Defendant Tannenbaum was quoted in the release as further adding: "'Funding the initial portfolio and continuing to ramp SLF JV 1 should generate a mid-teens return on our investment and is a key component in driving future earnings growth.'"

127.   Less than a week later, on July 7, 2014—the first day of the Class Period—FSC issued a press release announcing an increase of its monthly dividends by 10% to $0.0917 per share for September through November 2014, which was also filed on Form 8-K.[13] It stated that the reason for the dividend increase was the "confidence" the Company had in its future revenue streams, including investment income from the newly launched SLF JV1 fund, disclosing:

> 'At FSC, we are executing on strategic initiatives intended to drive future
> earnings growth, including the timely funding of an initial portfolio in SLF JV 1,
> a joint venture between FSC and a subsidiary of Kemper Corporation
> (NYSE:KMPR). Continuing to fund additional investments in SLF JV 1 along
> with potentially completing and expanding other similar joint ventures have
> provided our Board of Directors with confidence in making its most recent

---

[13] Defendants would later conduct the FSAM IPO during this time of higher dividend payments.

dividend declaration. As a result, we are pleased to announce a 10% increase in our monthly dividend to an annualized run rate of $1.10 per share beginning in September 2014,' stated FSC's Chief Executive Officer, Leonard M. Tannenbaum.

128.   However, even had the SLF JV 1 portfolio generated the "mid-teen" returns on FSC's initial investment that Defendants represented it would, the additional earnings would have proven insufficient to support the increased dividend rate of $0.0917 per share touted by FSC. FSC's inability to pay dividends is compounded when taking into account the $29.5 million of misstatements/adjustments related to improperly accrued interest revenue and improper valuation alleged above. This is demonstrated in the following table, which compares FSC's $42.0 million dividend for the quarter ended September 30, 2014 (composed of 3 monthly dividends at $0.0917 per share, including Distributed DRIP Shares) to FSC's hypothetical earnings assuming SLF JV 1 earned a 15.0%, 17.5% or even 20.0% return on its $158.5 million investment:[14]

---

[14] From the inception of the SLF JV 1 loan fund to the fiscal year ended September 30, 2014, FSC was able to grow the SLF JV I portfolio to only $158.5 million, which was only slightly higher than its initial investment of $156.5 million and well shy of its $300 million target. *E.g.*, FSC 2014 Form 10-K, at 58.

45

$ Thousands, for quarter ended September 30, 2014						
Hypothetical Rate of Return on SLF JV 1 Senior Secured Loan Portfolio		**15.0%**		**17.5%**		**20.0%**
SLF JV 1 Senior Secured Loan Portfolio	$	158,451	$	158,451	$	158,451
SLF JV 1 Returns at Hypothetical Rate of Return, Prorated for 1 Quarter	$	5,942	$	6,932	$	7,923
<u>Less:</u> SLF JV 1 Return, at 8.09% Rate of Return - As Reported, Prorated for 1 Quarter	$	(3,205)	$	(3,205)	$	(3,205)
Hypothetical Incremental SLF JV 1 Return	$	2,737	$	3,728	$	4,718
<u>Plus:</u> Net Increase in Net Assets Resulting from Operations - As Reported	$	28,439	$	28,439	$	28,439
Net Increase in Net Assets Resulting from Operations - With Hypothetical SLF JV 1 Return	**$**	**31,176**	**$**	**32,167**	**$**	**33,157**
FSC Dividend, at $0.0917 per Share, including Distributed DRIP Shares - As Reported	**$**	**42,000**	**$**	**42,000**	**$**	**42,000**
Surplus (Shortfall) to Dividend at $0.0917 per Share, including Distributed DRIP Shares, at Approximately $14 million per month	**$**	**(10,824)**	**$**	**(9,833)**	**$**	**(8,843)**
<u>Less:</u> Correction for Misstatement (Non-accrual Investment Income and Additional Unrealized Loss)	**$**	**(29,548)**	**$**	**(29,548)**	**$**	**(29,548)**
Surplus (Shortfall) to Dividend at $0.0917 per Share, Corrected for Misstatement	**$**	**(40,372)**	**$**	**(39,381)**	**$**	**(38,391)**

129.   Thus, a rate of return of 15.0% on the SLF JV 1 portfolio in the quarter ended

September 30, 2014, would have still left FSC short of making its dividend by at least $10.8

million. This is assuming FSC was able to devote the *entirety* of its earnings to dividends, which

is clearly unreasonable and unsustainable. Once corrected for the $29.5 of misstatements

identified and at issue in this complaint, the shortfall balloons to $40.4 million. .   Similarly,

neither a 17.5% nor a 20% return on FSC's investments in the SLF JV 1 portfolio—well above

the "mid-teens" return claimed by Defendants—would have enabled FSC to sustain an increased

dividend payment of $0.0917 per share. Paying out such a dividend under these circumstances would be neither reasonable nor sustainable, and would be inconsistent with, and significantly

greater than, FSC's historic dividend payout ratio.[15]

**III.   Materially False and Misleading Statements
             Issued During the Class Period**

130.   The Class Period begins on July 7, 2014. On that date, FSC issued a press release

announcing an increase of its monthly dividends by 10% to $0.0917 per share for September

through November 2014, which was also filed on Form 8-K.[16] It stated that the reason for the

dividend increase was the "confidence" the Company had in its future revenue streams, including

investment income from the newly launched SLF JV1 fund.

131.   Defendant Tannenbaum commented on the release, stating in pertinent part as

follows:

> At FSC, we are executing on strategic initiatives intended to drive future earnings
> growth, including the timely funding of an initial portfolio in SLF JV 1, a joint
> venture between FSC and a subsidiary of Kemper Corporation. **Continuing to
> fund additional investments in SLF JV 1 along with potentially completing
> and expanding other similar joint ventures have provided our Board of
> Directors with confidence in making its most recent dividend declaration. As
> a result, we are pleased to announce a 10% increase in our monthly dividend
> to an annualized run rate of $1.10per share beginning in September 2014….**

132.   Also on July 7, 2014, an analyst at J.P. Morgan issued an investor "alert"

discussing the dividend increase. The analyst report noted that dividend coverage was "key" for

investors and that the increase indicated that FSC's "initiatives are working." The report stated in

pertinent part as follows:

> Focus on dividend coverage is key....
>
> **Dividend increase is positive indicator that initiatives are working.** Given
> FSC's focus on dividend coverage and their diversified investment efforts to

---

[15] For reference, at September 30, 2014, FSC had a dividend payout ratio of just 49%, for a dividend of $14.0 million on earnings of $28.5 million.

[16] Defendants would later conduct the FSAM IPO during this time of higher dividend payments.

boost NII, we view an increase in the dividend as an indication that those efforts
are bearing fruit, although the details are limited at this time.

Several other analysts echoed this sentiment. For example, an analyst at UBS issued a report on

July 7, 2014 entitled "10% Dividend Increase Reflects Successful Plan Execution, Portfolio

Yield Inflection."

133.   The statements above in ¶¶131-132 were materially false and misleading at the

time they were made, and omitted material information required to be disclosed, because they

failed to disclose the following adverse information that was known to defendants or recklessly

disregarded by them:

(a)   that FSC had artificially inflated the value of assets in its portfolio and its

income from operations by failing to properly account for the non-performance of certain loans

in its portfolio, including its investments in TransTrade, Phoenix, JTC and CCCG, as detailed

herein; and

(b)   that, as a result of (a) above, and as alleged in greater detail herein, FSC's

net investment income, including the amount of such income that FSC projected from the newly

launched SLF JV 1 loan fund, could not cover the 10% dividend increase and that the dividend

increase was not sustainable and had no reasonable basis.

134.   On July 10, 2014, FSC announced that it had commenced a public offering of

13,250,000 shares of its common stock (the "Secondary Offering"). FSC stated that the proceeds

of the Secondary Offering would be used to repay debt outstanding so that the Company could

borrow additional money to make more investments pursuant to its investment objective.

135.   On July 11, 2014, FSC filed a prospectus supplement to a prospectus and

registration statement declared effective on February 11, 2014 for the Secondary Offering

(collectively, the "Secondary Offering Registration Statement"), which were signed by defendants Tannenbaum, Frank, and Berman, among others. The Secondary Offering Registration Statement stated that FSC was "currently focusing our origination efforts on a prudent mix of first lien, second lien and subordinated loans which we believe will provide superior risk-adjusted returns while maintaining adequate credit protection." The Secondary Offering Registration Statement continued by stating that the Company's deal pipeline remained "robust" with "high quality transactions," and confirmed FSC's commitment to "remain[ing] cautious in selecting new investment opportunities" and "only deploy capital in deals which we believe are consistent with our disciplined philosophy of pursuing superior risk-adjusted returns."

136. The Secondary Offering Registration Statement also discussed FSC's "conservative" approach to structuring debt investments, "disciplined" underwriting processes, and other "strong protections" as key components of the Company's business strategy in meeting its investment objective, stating in pertinent part:

> Our investment adviser has developed an extensive network of relationships with private equity sponsors that invest in small and mid-sized companies. We believe that the strength of these relationships is due to a common investment philosophy, a consistent market focus, *a rigorous approach to diligence* and a reputation for delivering on commitments. . . .
>
> *   *   *
>
> *Employ disciplined underwriting policies and rigorous portfolio management. Our investment adviser has developed an extensive underwriting process which includes a review of the prospects, competitive position, financial performance and industry dynamics of each potential portfolio company. In addition, we perform substantial diligence on potential investments*….
>
> *Structure our debt investments to minimize risk of loss and achieve attractive risk-adjusted returns. We structure our debt investments on a conservative basis* with high cash yields, cash origination fees, low leverage levels and strong investment protections, including prepayment fees.... *Our debt investments have strong protections*, including default penalties, information rights, board observation rights, and affirmative, negative and financial covenants, such as lien protection and prohibitions against change of control.

49

* * *

We believe that our investment adviser's expertise in valuing, structuring, negotiating and closing transactions provides us with a competitive advantage by allowing us to provide financing solutions that meet the needs of our portfolio companies while adhering to our underwriting standards.

* * *

We target debt investments that will yield meaningful current income and also provide the opportunity for capital appreciation through our ownership of equity securities in our portfolio companies. We typically structure our debt investments with the maximum seniority and collateral that we can reasonably obtain while seeking to achieve our total return target.

137.   The statements above in ¶¶135-136 were materially false and misleading at the time they were made, and omitted material information required to be disclosed, because they failed to disclose the following adverse information that was known to defendants or recklessly disregarded by them:

(a)   that FSC had artificially inflated the value of assets in its portfolio and its income from operations by failing to properly account for the non-performance of certain loans in its portfolio, including its investments in TransTrade, Phoenix, JTC, and CCCG as detailed herein;

(b)   that, despite touting "disciplined underwriting policies and rigorous portfolio management" certain of the Company's investments, including at least one "Control Investment," underwritten by the Company had already failed to perform as expected; and,

(c)   that, FSC was not structuring conservative debt investments subject to rigorous due diligence and strong creditor protections or "remain[ing] cautious in selecting new investment opportunities," but was in the process of rapidly expanding its investment portfolio through leverage into speculative, high-risk investments and delaying writing down impaired investments in order to increase FSC's investment income in the short-term so as to benefit the

principals of FSAM;

138.   Further, the Secondary Offering Registration Statement stated that FSC had

instituted "strong corporate governance practices" designed to "manage and mitigate conflicts of

interest," that FSAM would act "solely in the best interests" of FSC and in accordance with the

IAA, and that FSC and FSAM had adopted codes of ethics to ensure compliance with the IAA as

well as "implement[ing] written policies and procedures reasonably designed to prevent violation

of the federal securities laws" that were reviewed annually "for their adequacy and effectiveness

of their implementation." These statements were materially false and misleading at the time they

were made, and omitted material information required to be disclosed, because they

misrepresented or failed to disclose the following adverse information that was known to

defendants or recklessly disregarded by them:

(a)   FSAM was not investing or acting in FSC's "best interests" or in accord

with its fiduciary duties to the Company, but in order to enrich its principals at the Company's

expense contrary to FSC's stated investment objective for the reasons stated in (b)-(e);

(b)   Defendants had artificially inflated the value of assets in FSC's portfolio

and FSC's income from operations by failing to properly account for the non-performance of

certain loans in its portfolio, including its investments in TransTrade, Phoenix, JTC, and CCCG

as detailed herein;

(c)   that certain of the Company's investments, including at least one "Control

Investment," underwritten by the Company had already failed to perform as expected;

(d)   that, as a result of (b)-(c) above, the Company had not covered its

dividend payments for the June 2014 quarter;

51

(e)   that FSC and its investment manager were not structuring conservative debt investments subject to rigorous due diligence and strong creditor protections, but were in the process of rapidly expanding FSC's investment portfolio through leverage into speculative, high-risk investments and delaying writing down impaired investments in order to increase FSC's investment income in the short-term so as to benefit the principals of FSAM; and,

(f)   that, as a result of (b)-(e) above, FSC's net investment income could not cover the 10% dividend increase and that the dividend increase was not sustainable and had no reasonable basis.

139.   In addition, the Secondary Offering Registration Statement discussed FSC's financial condition and results of operations, stating that FSC's net investment income had increased by over 26% (or $14.6 million) over the six-month period ended March 31, 2014 as compared to the same period in 2013, and estimated that FSC's NII would be between $0.24 and $0.26 per share for the quarter ended June 30, 2014 - which was consistent with the declared dividend for that quarter. The Secondary Offering Registration Statement also stated that FSC's total income had increased by more than 34% in the six months since September 30, 2013, to $143.4 million, while the fair value of the Company's total investments had increased by over 41% during this time frame to $2.68 billion. In addition, the Secondary Offering Registration Statement stated that 99.5% of FSC's investments were performing at or above expectations, with no investments on non-accrual status as of March 31, 2014. The Secondary Offering Registration Statement also reaffirmed the Company's declared monthly dividend of $0.0917 for September through November 2014.

140.   The statements above in ¶139 concerning FSC's financial condition and results of operations, were materially false and misleading at the time they were made, and omitted

material information required to be disclosed, because they failed to disclose the following

adverse information that was known to defendants or recklessly disregarded by them:

(a)   that Defendants artificially inflated the value of assets in FSC's portfolio

and FSC's income from operations by failing to properly account for the non-performance of

certain loans in FSC's portfolio, including its investments in TransTrade, Phoenix, JTC, and

CCCG as detailed herein;

(b)   that certain of the Company's investments, including at least one "Control

Investment," underwritten by the Company had already failed to perform as expected;

(c)   that, although claiming to have covered its dividend payments for the June

2014 quarter, as a result of (a)-(b) above, the Company had not covered its dividend payments

for the June 2014 quarter; and,

(d)   that, Defendants were in the process of rapidly expanding FSC's

investment portfolio through leverage into speculative, high-risk investments and delaying

writing down impaired investments in order to increase FSC's investment income in the short-

term so as to benefit the principals of FSAM.

141.   In addition, the Secondary Offering Registration Statement misleadingly

presented the following contingencies as investment "risks" when in fact such risks—*e.g.*,

Defendants' material overstatement of fair value and FSC's investment advisor making

speculative, risky investments to increase incentive compensation in the lead up to its IPO—had

already come to fruition as part of a deliberate scheme to artificially inflate the value of FSC's

assets and its income from operations, as described in further detail herein.

- "[O]ur fair value determinations may cause our net asset value on a given date to materially understate or overstate the value that we may ultimately realize upon the sale of one or more of our investments. As a result, investors purchasing our common stock

> based on an overstated net asset value would pay a higher price than the realizable value of our investments might warrant."

- "The incentive fee payable by us to our investment adviser may create an incentive for it to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement, which could result in higher investment losses, particularly during cyclical economic downturns."

- "The incentive fee payable by us to our investment adviser also may create an incentive for our investment adviser to invest on our behalf in instruments that have a deferred interest feature."

- "Given the subjective nature of the investment decisions made by our investment adviser on our behalf, we will be unable to monitor these potential conflicts of interest between us and our investment adviser."

142.   Indeed, instead of disclosing the truth, the Secondary Offering Registration Statement misleadingly maintained that FSC's investment advisor, FSAM, was investing "solely in the best interest of" FSC in accordance with the IAA and committed to prudent risk management and robust "disciplined underwriting practices" designed to increase FSC's investment income over the long-term and "minimize risk of" investment losses.

143.   Furthermore, Item 303 of SEC Regulation 62. S-K, 17 C.F.R. §229.303 ("Item 303"), required the Secondary Offering Registration Statement to describe "any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations." 17 C.F.R. §229.303(a)(3)(ii). The regulation also required the Secondary Offering Registration Statement to disclose events that the registrant knew would "cause a material change in the relationship between costs and revenues" and "any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from

continuing operations and, in each case, indicate the extent to which income was so affected." 17 C.F.R. §299.303(a)(3)(i), (ii).

144.   Defendants violated Item 303 by failing to disclose in the Secondary Offering Registration Statement that TransTrade, Phoenix, JTC and CCCG were non-performing loans as of the date of the Secondary Offering, as the underperformance of these loans were events and uncertainties that would (and did) have a materially adverse impact on FSC's revenues and income from operations.

145.   On August 7, 2014, FSC issued a press release announcing its third fiscal quarter ended June 30, 2014 financial results. The release stated that the Company's portfolio had increased to 125 investments, 99.8% of which the Company stated were performing at or above expectations and only a single investment (valued at $6.2 million) had been placed on non-accrual. The release further stated that the fair value of FSC's investment portfolio was $2.6 billion, generating $74.3 million in investment income during the quarter. The release also stated that FSC's net investment income was $34.7 million, sufficient to cover the quarterly dividend. The earnings results were also filed on Form 10-Q that same day, and signed by defendants Tannenbaum and Petrocelli. In addition, defendants Tannenbaum and Petrocelli certified that the Form 10-Q was true and accurate in all material respects and that the Company had effective internal controls over financial reporting.

146.   The statements above in ¶145 concerning FSC's financial condition and results of operations were materially false and misleading at the time they were made, and omitted material information required to be disclosed, because they failed to disclose the following adverse information that was known to defendants or recklessly disregarded by them:

(a)   that the Company had artificially inflated the fair value of its investments,

including tens of millions of dollars of its investments that were at risk of default or had already

failed to meet their obligations under their loan terms, including the Company's relevant

investments as of June 30, 2014 in Phoenix (valued at $28.9 million at quarter end), TransTrade

(valued at $11.3 million at quarter end), JTC (valued at $14.5 million at quarter end), and CCCG

(valued at $33.2 million at quarter end) in violation of GAAP;

(b)   that, as a result of (a), the Company had understated the number of loans

performing below expectations and/or were in non-accrual;

(c)   that the Company had overstated its net investment income for the quarter

by as much as $3.1 million, and thus had not covered its dividend payments for the quarter as

stated;

(d)   that, as a result of (a)-(c) above, FSC's net investment income could not

cover the 10% dividend increase and that the dividend increase had no reasonable basis; and

(e)   that Defendants were in the process of rapidly expanding FSC's

investment portfolio through leverage into speculative, high-risk investments and delaying

writing down impaired investments.

147.   Also on August 7, 2014, FSC held a conference call with analysts and investors to

discuss FSC's fiscal results for third quarter 2014 in which defendants Tannenbaum and

Petrocelli participated. On the call, defendant Tannenbaum expressed "confidence" that FSC

would generate investment income sufficient to cover the increased dividend going forward,

stating in pertinent part as follows:

> *We are pleased to report June quarterly results of $0.25 per share of net investment income, which covered the dividends for the June quarter of $0.25 per share. This is the third quarter in a row where our net investment income per share has met our dividend.*

*   *   *

In early July, our Board of Directors declared a 10% increase in our monthly dividend from 8.33 cents to 9.17 cents per share, beginning in September 2014. The new dividend represents $1.10 annualized run rate and over an 11 % yield on the current stock price.

The Board's confidence and our improved earnings power is primarily due to funding investment in Senior Loan Fund Joint Venture 1, or SLFJV1, which should lead to growth in investment income.

*   *   *

We are confident in the outlook for potential future earnings growth later in the calendar year, based on solid performance in our primarily senior secured portfolio.

Many of these initiatives would not be possible without the significant investment we have made in the overall Fifth Street platform and the size of Fifth Street Finance Corp's balance sheet***. Future success in these areas should further differentiate us from our peers.***

148.   On the call, one analyst questioned whether FSC's recently announced dividend increase was sustainable, particularly in light of the one-off repayments that occurred during the June quarter and the increase in shares as a result of the Secondary Offering. In response defendant Tannenbaum reiterated that the Company had "visibility" into repayments and the dividend increase was in-line with FSC's future expected earnings. The following exchange took place:

> [Q (Analyst):] So can you walk us through the logic of taking up the dividend, given you knew you had a big repayment, and the SLF investment alone isn't enough to cover the incremental dividend of the shares raised?

> [A (Tannenbaum):] I think there's a lot of confusion in the statement you just made. And to go through it now is a very long time. So we're happy to go through it, however, the reason we did an equity raise is pretty simple.

> We entered the quarter slightly above the high end of our target range, which I really don't remember being in. The reason we were so highly levered is because we knew Desert NDT would repay. When Desert NDT repaid, which happened very quickly after the end of the quarter, because we were noticed by these private equity firms. Our private equity firms are our partners. 95% of our

deals come from private equity. ***So we have some good visibility into repayments and when we expect repayments***.

When the leverage drops back into the target range, very soon after the quarter, they're still in the target range. So it's still levered all the way through. The equity raise did not, as opposed to past equity raises which took us substantially below the bottom end of the target range, this took us slightly below the bottom end of the target range, and it is necessary going into the final quarter of the year.

As I've said repeatedly, our busiest quarter is calendar fourth quarter. And we are a 95% private equity sponsor business. We will have money for our private equity sponsors when they need it in regards to the busiest quarter of the year.

And fortunately, since we accomplished the equity raise, and are able to fund the SLF, and we believe we can expand it, we have capacity to satisfy our sponsor relationships through this year.

149.   The statements above in ¶¶147-148 relating to the sustainability of the dividend increase and extent to which the increase was partly attributable to the anticipated performance of FSC's initial investment in the SLF JV 1 loan fund were materially false and misleading at the time they were made, and omitted material information required to be disclosed, because they failed to disclose the following adverse information that was known to defendants or recklessly disregarded by them:

(a)   that the Company had artificially inflated the fair value of its investments, including tens of millions of dollars of its investments that were at risk of default or had already failed to meet their obligations under their loan terms, including the Company's relevant investments as of June 30, 2014 in Phoenix (valued at $28.9 million at quarter end), TransTrade (valued at $11.3 million at quarter end), JTC (valued at $14.5 million at quarter end), and CCCG (valued at $33.2 million at quarter end) in violation of GAAP;

(b)   that, as a result of (a), the Company had understated the number of loans performing below expectations and/or were in non-accrual;

(c)   that the Company had overstated its net investment income for the quarter by as much $3.1 million, and thus had not covered its dividend payments for the quarter as stated; and

(d)   that, as a result of (a)-(c) above, FSC's net investment income could not cover the 10% dividend increase and that the dividend increase had no reasonable basis.

150.   Additionally, Tannenbaum's statements alleged in ¶¶147-148 concerning FSC's financial condition and results of operations were materially false and misleading for the same reasons alleged above, including in ¶146.

151.   During the conference call, defendant Petrocelli represented that FSC had maintained a "high quality" investment portfolio that was relatively "conservative" as compared to its peers, stating in pertinent part as follows:

> Through our relationships with select private equity sponsors, ***we have been able to source, underwrite, and structure a diverse portfolio of high-quality, primarily senior secured loans with a low amount of PIK income***.
>
> . . . We believe both the right and left side of our balance sheet are well positioned to weather potential volatility in the capital markets.
>
> *   *   *
>
> **The credit quality of the portfolio remains strong**, with the exception of one security previously categorized as an investment ranking 3, which accounted for approximately two thirds of the overall portfolio net unrealized loss of $13.7 million. This investment has a remaining fair value of approximately $6.2 million, or just 0.2% of the total portfolio.
>
> *   *   *
>
> ***The credit profile of the investment portfolio continues to be strong at 99.8% of the portfolio***. At fair value, it was ranked in the highest 1 and 2 categories.

152.   The statements above in ¶151 concerning FSC's "high quality" relatively "conservative" investment portfolio were materially false and misleading at the time they were made, and omitted material information required to be disclosed, because they failed to disclose

the following adverse information that was known to defendants or recklessly disregarded by them:

       (a)   that the Company had artificially inflated the fair value of its investments, including tens of millions of dollars of its investments that were at risk of default or had already failed to meet their obligations under their loan terms, including the Company's relevant investments as of June 30, 2014 in Phoenix (valued at $28.9 million at quarter end), TransTrade (valued at $11.3 million at quarter end), JTC (valued at $14.5 million at quarter end), and CCCG (valued at $33.2 million at quarter end) in violation of GAAP;

       (b)   that, as a result of (a), and despite claiming that the "credit quality of the portfolio remains strong," the Company had understated the number of loans performing below expectations and/or were in non-accrual; and

       (c)   that FSC was not structuring conservative debt investments subject to rigorous due diligence and strong creditor protections, but was in the process of rapidly expanding its investment portfolio through leverage into speculative, high-risk investments and delaying writing down impaired investments.

153.   On October 8, 2014, FSC issued a press release providing an update regarding FSC's investment in the SLF JV loan fund, which quoted Tannenbaum as stating : "Growing SLF JV I and other similar joint ventures should be a key component in driving future earnings growth. I am pleased that FSC is generating a mid-teens return on its investment in SLF JV I." On November 26, 2014, FSC issued a press release entitled "***[FSC] Declares Consistent Monthly Dividend of 9.17 Cents Per Share.***" The press release stated that the board had approved additional monthly dividends at the higher $0.0917 per share amount through January 2015, and that "[t]he dividend represents an annualized run rate of $1.10 per share."

154.   The above statements in ¶153 concerning the performance of FSC's investment in

SLF JV and declaring a "consistent" dividend were materially misleading at the time they were

made, and omitted material information required to be disclosed, because they both implied and

provided the impression that FSC was in a position to earn sufficient income such that there had

been no change in its ability to make dividend payments "consistent" with its most recently

declared dividend policy. As such, these statements failed to disclose the following adverse

information that was known to defendants or recklessly disregarded by them:

        (a)   that FSC had artificially inflated the value of assets in its portfolio and its

income from operations by failing to properly account for the non-performance of certain loans

in its portfolio, including its investments in TransTrade, Phoenix, JTC and CCCG, as detailed

herein; and

        (b)   that, as a result of (a) above, and as alleged in greater detail herein, FSC's

net investment income, including "mid-teens return" FSC projected from the SLF JV 1 loan

fund, could not cover the "consistent" dividend it declared, and the dividend was not sustainable

and had no reasonable basis.

155.   On December 1, 2014, FSC issued a press release announcing its fourth fiscal

quarter and year ended September 30, 2014 financial results, which was also filed on Form 8-K.

The release stated that the Company's portfolio had 124 investments at quarter end, 99.7% of

which the Company stated were performing at or above expectations while only a single

investment had been placed on non-accrual, which indicated the Company had not experienced

any deterioration in its portfolio since the end of the prior quarter. The release further stated that

the fair value of FSC's investment portfolio was $2.4 billion at quarter end, generating

$76.2 million in investment income during the quarter. In addition, the release stated that FSC's quarterly net investment income was $37.5 million, which was an increase from the prior quarter but slightly (less than $0.01 per share) below the quarter's declared dividends.

156.   That same day, FSC filed its financial results for the quarter and year ended September 30, 2014 on Form 10-K, which was signed by defendants Tannenbaum, Petrocelli, Berman and Owens, among others. In addition, defendants Tannenbaum and Petrocelli certified that the 2014 Form 10-K was true and accurate in all material respects and that the Company had effective internal controls over financial reporting.

157.   The 2014 Form 10-K also contained statements about FSC's investment objective, "conservative" investment practices with "strong protections" and a "rigorous" and "disciplined" underwriting approach designed to minimize investment losses, as well as FSAM's commitment to working in FSC's "best interests," satisfying its fiduciary obligations under the IAA and mitigating conflicts of interests that were identical, or substantially the same as, similar statements made in the Secondary Offering Registration Statement as detailed above.

158.   Also on December 1, 2014, FSC hosted a conference call with analysts and investors to discuss the Company's financial results for fiscal 2014 in which defendants Tannenbaum, Owens, Petrocelli and Dimitrov participated. During the call, defendant Owens, the Company's newly announced Co-President, stated that FSC would continue to improve its net investment income as the "underlying business trends and credit quality of the portfolio remained strong," and the Company expected "continued success" of several business initiatives accretive to earnings:

> Through our direct originations efforts and disciplined investing process we have constructed a diversified portfolio with varied and long-term sources of financing. Investments in our portfolio are spread across 40 industries and we have minimal exposure to the energy sector. ***The underlying business trends and credit quality of the portfolio remained strong during the quarter with only one investment continuing on non-accrual.***

159.   During the conference call, defendant Petrocelli, stated the Company was "conservatively positioned relative to [its] peers" with high quality earnings and highlighted the Company's recent dividend increase:

> Net PIK, PIK accruals recorded in excess of PIK payments received which is a key indicator of earnings quality, was low at $5.2 million for the quarter, or 6.9% of total investment income . . . .
>
> . . . ***The credit profile of the investment portfolio continues to be strong as 99.7% of the portfolio at fair value was ranked in the highest one and two categories.***

160.   The statements above in ¶¶157-159 concerning FSC's financial condition and results of operations, "strong" portfolio quality, and "rigorous" and "disciplined" underwriting practices were materially false and misleading at the time they were made, and omitted material information required to be disclosed, because they failed to disclose the following adverse information that was known to defendants or recklessly disregarded by them:

(a)   that the Company had artificially inflated the fair value of its investments, including tens of millions of dollars of its investments that were at risk of default or had already failed to meet their obligations under their loan terms, including the Company's relevant investments as of September 30, 2014 in Phoenix (valued at $30.2 million at quarter end), TransTrade (valued at $11.1 million at quarter end), JTC (valued at $14.4 million at quarter end), and CCCG (valued at $30.3 million at quarter end;

(b)   that, as a result of (a), the Company had understated the number of loans performing below expectations and/or in non-accrual;

(c)   that the Company had overstated its net investment income for the quarter by as much as $3.1 million, and thus had failed to cover its dividend payments by more than the approximately $0.01 shortfall represented to investors;

63

(d)   that, as a result of (a)-(c) above, FSC's net investment income could not cover the 10% dividend increase and that the dividend increase had no reasonable basis;

(e)   that FSC was not structuring conservative debt investments subject to rigorous due diligence and strong creditor protections, but was in the process of rapidly expanding its investment portfolio through leverage into speculative, high-risk investments and delaying writing down impaired investments; and

(f)   that, as a result of (a)-(e) above, FSAM was not investing in FSC's "best interests" or in accord with its fiduciary duties to the Company, but in order to enrich its principals at the Company's expense contrary to FSC's stated investment objective.

IV.   The Truth Emerges

161.   On February 9, 2015, before the market opened, FSC issued a press release announcing its first fiscal quarter ended December 31, 2014 financial results, which were also filed on Form 10-Q.

162.   FSC revealed that it had recorded a staggering $62 million depreciation on its debt and equity investments during the quarter, while its quarterly net realized losses exceed $17.6 million. The Company also revealed that four investments—TransTrade, Phoenix, JTC, and CCCG—had all been placed on non-accrual status during the quarter and that a fifth would likely be placed on non-accrual the subsequent quarter. FSC revealed that the four investments added to non-accrual status comprised 2.3% of FSC's total portfolio at fair value as of December 31, 2014, and the total expected decline in interest income associated with these investments was $12.7 million. The four investments added to non-accrual status, plus the additional loan that would likely be placed on non-accrual in the next quarter, totaled $122.8 million at cost, *or nearly 5% of the Company's entire debt portfolio*. As a further indication of the rapid deterioration in the quality of the Company's portfolio, FSC stated that its total assets had

increased to $2.9 billion at quarter end, which represented a more than 20% increase compared

to the total assets at the end of the corresponding quarter the prior fiscal year, yet its net

investment income had actually *decreased* by 3% compared to that quarter. At only $0.23 in net

investment income per share, FSC fell woefully short of covering its $0.28 per share quarterly

dividend and was forced to record an EPS *loss* of $0.20. Symptomatic of FSC's bleak prospects,

FSC stated that it would pay *no dividend at all* for February 2015, and would slash future

dividends by 30% in subsequent months as part of a more "conservative" dividend policy.

163.   Analysts reacted with surprise and confusion. One analyst questioned FSC's

ability to originate new investment going forward and expressed "surprise[]" to see all of FSC's

"unrealized and realized losses, both in magnitude and number of investments." Another analyst

stated that it "does not make sense" to have "a fee structure that allows the manager to be paid

more annually despite net share declines and dividend declines" to shareholders. Yet another

analyst asked for help in understanding "what has changed in the financial planning or in the

environment over the last six months to now decrease the dividend" given that *FSC had just*

"increased the core dividend in August."

164.   Another analyst questioned how FSC could present its first lien investments as

safe and conservative, when they had resulted in two non-accruals during the quarter:

> Just going back to the non-accruals and the whole - the story of obviously first
> lien, more security in the portfolio. When I look at the four non-accruals, two of
> them obviously first lien with substantial markdowns. Obviously defaults happen,
> problems happen, but the two first lien non-accruals now appear to be marked at
> about 50% of cost.
>
> So can you walk us through, again, what the argument is as to why first lien is
> going to preserve capital better than some of your other investments, **when it
> looks like the marks here indicate first lien's, frankly, not much better than
> any of the other credit risks in your portfolio when it comes to a problem
> occurring and what the possible recovery is going to be.**

165.   On this news, the price of FSC common stock dropped $ 1.27 per share on

February 9, 2015 to close at $7.22 per share, a decline of nearly 15% on volume of 10.9 million

shares. Analysts slashed price targets and several downgraded the stock following the

announcement. An analyst at Gilford Securities published a report on February 12, 2015 which

illustrates market sentiment on the news:

> Not only was there a significant miss in terms of NII per share, but there was also
> another dividend cut, six months after a suspicious dividend increase. **FSC
> Management has forfeited virtually all credibility and it will take, in our
> opinion, at least a year of improved operating results to regain any
> semblance of credibility.**

166.   A later analyst report by Wells Fargo noted that the write-downs and credit

quality issues at FSC had occurred during a "benign credit environment," which indicated "poor

underwriting" specific to FSC across its portfolio and "more than an idiosyncratic credit issue

and point to potentially more losses down the road."

167.   On February 23, 2015, Fitch Ratings Inc., one of the nation's major ratings

agencies, issued a press release announcing that it was downgrading FSC to BB+ from BBB- on

a negative outlook.   The release stated in pertinent part:

> The rating downgrade reflects FSC's higher leverage levels, combined
> with increased portfolio risk, an inconsistent dividend policy, material portfolio
> growth in a very competitive underwriting environment, asset quality
> deterioration, and weaker operating performance.

<p style="text-align:center">***</p>

> *The inconsistent dividend policy speaks to poor financial planning and has
> likely cost the firm some credibility with equity investors; an important source
> of growth capital.*

> FSC's investment portfolio grew 49.6% in 2013, followed by 17.9%
> additional expansion in 2014. Fitch remains cautious of outsized portfolio growth
> in the current credit environment.

> *While Fitch believes industrywide credit metrics are at unsustainable levels
> longer term, FSC did stand-out in the fourth quarter of 2014; moving four*

<p style="text-align:center">66</p>

investments to non-accrual status, with one more expected in the first quarter of 2015.

168.   On February 25, 2015, *The Motley Fool* published an article entitled "Fifth Street

Finance Corp. Gets Slapped With a Downgrade From Fitch," which discussed the recent

downgrade by Fitch, as well as FSC's "huge credibility problem[s]." The article stated in part:

On credibility with investors

Fifth Street's inconsistent dividend policy is costing it valuable reputational capital. Dividends were cut to start 2014, only to be raised in the summer of 2014, despite an inability to cover the new rate with earnings. *Of course, the dividend increase in July 2014 proved to be pie in the sky, so the dividend was lowered when it reported earnings for the fourth calendar quarter.*

***

Suffice it to say, Fifth Street hasn't been a very good steward of shareholder confidence.

***

Unlike the ratings agencies, I don't have to avoid offending anyone with careful language. Here's what Fitch really means: It's hard to believe that Fifth Street Finance shares will trade back to net asset value, which would allow it to grow, given its poor treatment of shareholders in recent history.

169.   On February 27, 2015, *BuySellSignals* published an analyst report stating that

FSC had fallen 11% for the month of February, while peer companies had increased by nearly

3% during this time frame. The report stated that FSC had "the biggest decline in the

Finance/Investment funds/management sector" for the month.

170.   On April 16, 2015, *BloombergBusiness* published an article detailing defendant

Tannenbaum's use of his Fifth Street enterprise to generate millions of dollars for himself

entitled "Tannenbaum's Fifth Street Funds Yield 10% by Lending Alongside Private Equity."

The article described how defendant Tannenbaum had set up FSC as a "mousetrap" designed

"'to make money'" for himself. As noted above, the article also described how defendant

Tannenbaum had achieved that goal with deception, purposefully using complexity to obscure the true value of FSC's investment portfolio from investors and the market. As the decline in FSC's investment income and loan underperformance has been revealed to the market, the price of FSAM shares has suffered in kind. FSAM has also been forced to waive certain of FSC's advisory fees in light of the Company's plight.

171.   On August 27, 2015, the price of FSAM shares closed at $8.24 per share, more than 50% below the FSAM IPO price of $17 per share. If defendants had conducted the FSAM IPO at this share price, after the truth had been revealed to the market, they would have only received $49.4 million in gross proceeds, more than $50 million less than they actually received by concealing the adverse facts alleged herein.

V.   Additional Scienter Allegations

172.   As alleged herein, the Defendants acted with scienter in that they knew, or recklessly disregarded, that the public documents and statements they issued or disseminated in the name of the Company or in their own name during the Class Period were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws.

173.   Defendants, by virtue of their participation in, and/or receipt of information reflecting the truth regarding the accounting manipulations and other misconduct described above, their control over, and/or receipt and/or modification of FSC's allegedly materially misleading misstatements and/or their associations with the Company which made them privy to confidential proprietary information concerning FCS, FSAM and other Fifth Street entities, were active and culpable participants in the fraudulent scheme alleged herein.

A. *Defendants' Motive and Opportunity Supports an Inference of Scienter*

174.   Defendants' scienter is further evidenced by their opportunity and motive to engage in fraud.

175.   The Defendants had the opportunity to engage in the fraudulent scheme alleged herein given their positions at and control over FSC, FSAM, and their respective affiliates and subsidiaries, as alleged above. For example, Tannenbaum, Berman, Owens, Frank and Dimitrov held senior level positions at, and controlled, FSC's investment advisor and FSAM, which FSC relied on to manage its day-to-day business and in connection with the valuation process. Tannenbaum. Berman, Owens, and Dimitrov also served as members of FSC's Board of Directors, providing them with ultimate responsibility for determining the value of FSC's investment portfolio. Petrocelli also clearly had an opportunity to commit fraud, given that, during the Class Period, he served as FSC's CFO and, in that capacity, made statements on behalf of FSC implicating, among other things, the valuation and credit quality of FSC's investments.

176.   Further, FSC's failure to "maintain effective internal control over financial reporting as of September 30, 2015", disclosed on December 1, 2015, provided Defendants' with the opportunity to commit fraud.

177.   Each of these defendants were motivated to participate in and conceal the misconduct alleged herein in order to enrich themselves through the FSAM IPO. Given that FSAM's future expected cash flows are tied directly to the long-term viability of FSC and its business, defendants sought to maintain the illusion of sustainable performance in FSC's investment portfolio until after they could cash out in the FSAM IPO.As alleged above, Defendants actively concealed the deteriorating credit quality of FSC's portfolio and delayed the recognition of write-downs and investment losses until after the FSAM IPO had been completed.

69

Defendants also systematically overstated the income generated by FSC's investments and the

fair value of its portfolio, while simultaneously providing investors and the market with false and

misleading portrayals of FSC's business trends and expected performance. Doing so allowed

FSAM to increase the amount of fees that FSC owed it, inflating the value of FSAM's stock at

its IPO, given the management and incentive fee arrangements between FSAM and FSC, as

alleged above. FSAM stock was offered to the public at a significantly inflated value. As a

result, Tannenbaum and certain of the other Individual Defendants, including Berman, Frank,

and Dimitrov, stood to reap nearly $100 million as a result of the FSAM IPO.   The following

chart shows the amount of proceeds from the FSAM IPO that were allocated to certain

defendants:

Defendant	Proceeds
Tannenbaum	$87,580,029
Berman	$5,808,953
Dimitrov	$1,163,024
Frank	$ 228,674

178.   "The timing was impeccable; just imagine if [the] non-accrual[s] [and write-

downs disclosed on February 5, 2015] had appeared when [FSC's] execs were on a road show to

pitch shares of the [FSAM] asset management business!" Wathen, *supra*.

179.   Raising equity through the Secondary Offering, alleged above, also motivated

Defendants to engage in and conceal the misconduct alleged herein. FSC intended to use the

nearly $130 million in proceeds from the offering to "to repay debt outstanding under one or

more of our credit facilities." The Secondary Offering Prospectus added that "through

reborrowing under our credit facilities, we intend to make investments in small and mid-sized

companies." In other words, FSC effectively intended to use the proceeds from this offering to

make additional investments, which would then increase the amount of compensation owed to

FSAM. Without engaging in and concealing the fraud alleged herein, Defendants offering would

not have succeeded in generating sufficient proceeds.

B. *GAAP Violations Support an Inference of Scienter*

180. Defendants' material violations of numerous GAAP provisions (alleged above),

further support an inference of scienter.

181. As alleged above, application of the GAAP provisions relevant to the valuation of

FSC's investment portfolio required close scrutiny in light of risk of fraud or misstatement.

However, Defendants ignored substantial and incontestable evidence of credit deterioration

requiring that, by at least the fiscal year ended September 30, 2014, they write-down the value

of, and move to non-accrual status, FSC's investments in at least four portfolio companies, as

demonstrated in detail above.

182. Further contributing to the inference of scienter is the fact that Defendants'

GAAP violations allowed FSC to report an increase in net assets in the quarter ended September

30, 2014 rather than a decrease. As alleged above, if FSC had properly accounted for the gains

and losses associated with its investments in JTC, TransTrade, Phoenix, and CCCG, FSC would

have reported a decrease in net assets in the quarter ended September 30, 2014 rather than the

increase in net assets it actually reported—a stark reversal in the reported trend of FSC's

earnings indicative of fraudulent intent.

C. *The Small Size of FSC and its Investment Manager, and the fact that the Mistatements Concern the Core Operations of FSC and FSAM, Supports an Inference of Scienter*

183. As FSC disclosed in its annual reports filed during the Class Period, "[it does] not

have any employees." *E.g.*, FSC 2015 Form 10-K, filed Dec. 1, 2015. Its "day-to-day investment

operations are managed by Fifth Street Management as our investment adviser." *Id.*   "Fifth

Street Management utilizes over 35 investment professionals, including its principals." *Id.* In

71

other words, FSC and FSAM were small companies with only a handful of high-ranking—and overlapping—members of management.

184.   As alleged above, FSAM and the Individual Defendants oversaw and ran the Company's day-to-day operations, including monitoring its investments during the Class Period. They were admittedly hands-on managers who were responsible for, and remained well informed of, integral business issues, including the determining the value of FSC's investment portfolio. For example, FSC's 2014 Proxy said that Dimitrov brought his valuation experience to FSC. Additionally, the defendants who served as FSC's board members during the Class Period bore ultimate responsibility for valuing FSC's investments, and executives of FSC and Fifth Street Management provided substantial assistance during this process. Consequently, their experience and responsibilities necessarily informed them that the aforementioned statements made during the Class Period were materially false and misleading.

185.   Accurately valuing its assets and ensuring they are high quality in order to attract investors, both directly and as means of increasing dividends for that purpose, was of primary importance to FSC.

186.   With respect to FSAM , FSC provided about 90% of FSAM's assets under management, and, its revenues depended in large part on the valuation of those assets, as alleged above.

187.   In light of the acknowledged importance of the valuation and credit quality of FSC's portfolio to the business strategies and operations of FSC and FSAM, and errors in valuing investments in FSC's portfolio and credit deterioration of FSC's portfolio, alleged above, the Defendants can be presumed to have knowledge of adverse facts affecting the valuation and credit quality of FSC's portfolio.   Likewise, Defendants' steady repetition of specific statements

to investors concerning the valuation and credit quality of its investment portfolio, all of which would have required them to be knowledgeable as to the facts that rendered those statements false, further supports their knowledge of these adverse facts.

D. *The Proximity in Time Between the Misstatements and the Revelation of the Truth Supports an Inference of Scienter*

188.   Defendants' scienter is also apparent from the close temporal proximity between their misstatements and the revelation of the truth. More specifically, an inference of scienter is supported by the relatively short period of time between the alleged misstatements and the February 9, 2015 disclosure of information that, for the reasons alleged above, was inconsistent with those statements.   Such a quick change in circumstances indicates that the information underlying the change was deliberately or recklessly disregarded by Defendants.

189.   For example, on December 1, 2014, which was already two months into FSC's first fiscal quarter of 2015, Petrocelli and Owens touted the continued "strong" credit quality of the portfolio. Owens also added that the Company had only one investment—not JTC, CCCG, Phoenix, or TransTrade— "continuing on non-accrual." Petrocelli similarly touted that "99.7% of the portfolio at fair value was ranked in the highest one and two categories." However, shortly thereafter, on February 9, 2015, FSC disclosed that its investments in JTC, CCCG, Phoenix, and TransTrade were changed to non-accrual status and had their fair values and asset quality rankings slashed from what Defendants publicly disclosed only a short time earlier.

190.   Another example relates to Defendants' Class Period statements touting FSC's dividend increase and the fact that FSC's newly launched loan fund would help it meet its increased dividend, which are detailed above. Again on February 9, 2015, within only a couple of months of declaring the dividend increase and declaring its dividend would be consistent for November and December (among other things), FSC disclosed that it would reduce its dividend

going forward and would not pay a February dividend because FSC's net investment income did

not cover the dividend the last two quarters. Analysts were shocked and immediately questioned

the credibility of FSC and its management—i.e., FSAM and the Individual Defendants. For

instance, as one analyst wrote after FSC's February 9, 2015 disclosures, "[n]ot only was there a

significant miss in terms of NII per share, but there was also another dividend cut, six months

after a suspicious dividend increase. FSC Management has forfeited virtually all credibility and it

will take, in our opinion, at least a year of improved operating results to regain any semblance of

credibility." In the words of another analyst "management was fairly muted regarding

opportunities to grow earnings, the same opportunities the company had cited for declaring a

raised dividend in July 2014 prior to an equity issuance and the IPO of FSC's external manager."

LOSS CAUSATION

191.   Defendants' wrongful conduct, as alleged herein, directly and proximately caused

the economic losses suffered by Plaintiffs and members of the Class. During the Class Period,

Plaintiffs and Class members purchased FSC common stock at artificially inflated prices caused

by Defendants' misconduct, as alleged herein. When defendants' prior misrepresentations and

fraudulent conduct became apparent to the market, the price of FSC common stock fell

precipitously, as the prior artificial inflation came out of the price over time. The price of the

Company's common stock declined significantly when the material risks concealed by

Defendants materialized and Defendants' material misrepresentations and omissions were

revealed to the market, causing investors' losses.

192.   Before the end of the Class Period, on February 6, 2015, investors had been

unaware of the material facts about FSC that had been known to Defendants and are alleged in

detail above.

193.   Defendants' misrepresentations and omissions and fraudulent scheme, as alleged

above, misrepresented and concealed the adverse material facts from the market during the Class

Period, leading investors to wrongly believe, among other things, that: (1) FSC had disclosed

accurate fair values of its investments and properly declined to move its investments in JTC,

TransTrade, Phoenix, and CCCG to non-accrual status; (2) FSC's increased dividend was

sustainable; (3) FSC had met its dividend for the quarters ended June 30, 2014 and September

30, 2014; (4) the credit quality of FSC's porfolio was "strong"; (5) Defendants employed robust

underwriting procedures; and (6) FSAM was investing in FSC's best interest in accordance with

its duties under the IAA.

194.   As alleged above, these material facts were fully revealed to investors for the first

time on February 9, 2015 before the market opened. On that day, FSC revealed that it had

recorded a staggering $62 million depreciation on its debt and equity investments during the

quarter, while its quarterly net realized losses exceed $17.6 million. The Company also revealed

that four investments—TransTrade, Phoenix, JTC, and CCCG—had all been placed on non-

accrual status during the quarter and that a fifth would likely be placed on non-accrual the

subsequent quarter. For example, Dimitrov disclosed during the February 9, 2015 earnings call:

> During our most recent portfolio review process, we moved five investments to a
> category 3 rating, which is characterized by investment performance below our
> expectations and a material increase in risk. The fair value write-down for these
> investments totaled $38.2 million or $0.25 per share. As of December 31st, 2014,
> four out of these five investments were placed on non-accrual status including one
> of our three exposures to the energy sector, expressed in the rate of technologies,
> also known as CCCG.

> The four investments that are on non-accrual comprise 2.3% of our total portfolio
> at fair value as of December 31st, 2014. The total expected decline in interest
> income associated with these non-performing credits is $12.7 million, which
> includes a reduction in cash interest income of $5.3 million, and PIK income of
> $7.5 million.

***

When we went through the portfolio review, the Board decided that we need to adjust the fair value on those companies.

195.   Also disclosed was the fact that FSC fell woefully short of covering its $0.28 per share quarterly dividend, was forced to record an EPS *loss* of $0.20, and would pay *no dividend at all* for February 2015. As Owens disclosed during the earnings call:

[W]e have already taken an important first step by reducing our dividend to a level that reflects both the current operating environment and a more conservative dividend policy.

***

[T]he Board of Directors has announced a dividend reduction to $0.72 per share annually. This translates into declared monthly dividends of $0.06 per share, or quarterly dividends of $0.18 per share. To reflect confidence in the new dividend level, our Board of Directors has declared dividends for the next six months beginning in March through August 2015. We have elected not to pay a February dividend because our net investment income did not cover our dividend the last two quarters.

196.   When this new information came to light, the market was caught entirely by surprise, and certain analysts noted the gap between the market's perception and the concealed reality. For instance, as set alleged above, analysts expressed surprise over the sudden, massive true value write-downs and movement of four loans to non-accrual status.

197.   Defendants' disclosure of, among other things, the sudden, massive true value write-downs and movement of four loans in FSC's portfolio to non-accrual status revealed the truth as to among things, the actual quality of FSC's investments and its financial condition, and its lack of credibility as to its previous statements on those matters. In addition, it also revealed the materialization of certain previously concealed risks of the aforementioned material facts, such as the significant deterioration of the Company's underwriting standards and FSM's breach of the fiduciary obligations to FSC. The market reacted swiftly and negatively to these

disclosures. The price of FSC common stock plummeted $1.27 per share on February 9, 2015 to

close at $7.22 per share, a decline of nearly 15% on volume of 10.9 million shares. Analysts

slashed price targets and several downgraded the stock following the announcement.

198.   As a result of their purchases of FSC common stock during the Class Period,

plaintiff and other members of the Class suffered economic loss, i.e., damages, under the federal

securities laws.

APPLICABILITY OF THE FRAUD-ON-THE-MARKET AND *AFFILIATED UTE* PRESUMPTIONS OF RELIANCE

199.   The market for FSC common stock was open, well-developed, and efficient at all

relevant times. As a result of Defendants' materially false or misleading statements and material

omissions, the Company's common stock traded at artificially inflated prices during the Class

Period. On July 10, 2014, the Company's stock closed at a Class Period high of $10.10 per share.

Plaintiffs and other members of the Class purchased or otherwise acquired the Company's

common stock relying on the integrity of the market price of such securities and on publicly

available market information relating to FSC. Plaintiffs and Class members have been damaged

thereby.

200.   During the Class Period, the artificial inflation of the value of FSC common stock

was caused by the material misrepresentations and omissions alleged in this Complaint, thereby

causing the damages sustained by Plaintiffs and other Class members. As alleged herein, during

the Class Period, Defendants made or caused to be made a series of materially false or

misleading statements about the Company's business, prospects, and operations, causing the

price of the Company's common stock to be artificially inflated at all relevant times. When the

truth was disclosed, it drove down the value of the Company's common stock, causing Plaintiffs and other Class members that had purchased the securities at artificially inflated prices to be

damaged as a result.

201.   At all relevant times, the market for FSC common stock was efficient for the

following reasons, among others:

(a)   FSC stock met the requirements for listing, and it was listed and actively

traded on the NASDAQ Global Select Market, a highly efficient and automated market.

(b)   As a regulated issuer, FSC filed periodic public reports with the SEC

and/or the NASDAQ Global Select Market.

(c)   FSC regularly communicated with public investors via established market

communication mechanisms, including through regular dissemination of press releases on the

national circuits of major newswire services and through other wide-ranging public disclosures,

such as communications with the financial press and other similar reporting services.

(d)   FSC was followed by numerous securities analysts employed by

brokerage firms, who wrote reports about the Company, which reports were distributed to the

sales force and certain customers of their respective brokerage firms and were made publicly

available.

Based on the foregoing, during the Class Period, the market for FSC common stock

promptly digested information regarding the Company from all publicly available sources and

impounded such information into the price of FSC stock. Under these circumstances, the market

for FSC common stock was efficient during the Class Period and, therefore, investors' purchases

of FSC common stock at artificially inflated market prices give rise to a class-wide presumption

of reliance under the fraud-on-the-market doctrine.

202.   In the alternative, the *Affiliated Ute* presumption of reliance applies to the extent

that Defendants' statements during the Class Period involved omissions of material facts, which

concealed, among other things, and as alleged more fully above, that Defendants were causing

FSC to invest in increasingly risky, speculative investments at unsustainable leverage levels and

delaying the writing down and placing on non-accrual status impaired investments in order to

create the appearance of financial health and increasing revenues for FSC and FSAM.

NO SAFE HARBOR

203.   FSC's oral and written "Safe Harbor" warnings accompanying its oral and written

forward-looking statements ("FLS") issued during the Class Period were ineffective to shield

those statements from liability.

204.   The defendants are also liable for any false or misleading FLS pleaded because, at

the time each FLS was made, the speaker knew the FLS was false or misleading and the FLS

was authorized and/or approved by an executive officer of Fifth Street who knew that the FLS

was false. None of the historic or present tense statements made by defendants were assumptions

underlying or relating to any plan, projection or statement of future economic performance, as

they were not stated to be such assumptions underlying or relating to any projection or statement

of future economic performance when made, nor were any of the projections or forecasts made

by defendants expressly related to or stated to be dependent on those historic or present tense

statements when made. In addition, for any FLS pleaded defendants lacked a reasonable basis to

make the statement, and failed to disclose the facts as specified herein needed to be disclosed so

as to render the statements not misleading.

CLASS ACTION ALLEGATIONS

205.   Plaintiff brings this action as a class action pursuant to Rule 23 of the Federal

Rules of Civil Procedure on behalf of all persons who purchased FSC common stock during the

Class Period (the "Class"). Excluded from the Class are defendants and their families, the

officers and directors of Fifth Street, at all relevant times, members of their immediate families

and their legal representatives, heirs, successors or assigns, and any entity in which defendants

have or had a controlling interest.

206.   The members of the Class are so numerous that joinder of all members is

impracticable. The disposition of their claims in a class action will provide substantial benefits to

the parties and the Court. FSC has 153.3 million shares of common stock outstanding, and thus is

likely owned by hundreds if not thousands of persons.

207.   There is a well-defined community of interest in the questions of law and fact

involved in this case. Questions of law and fact common to the members of the Class that

predominate over questions that may affect individual Class members include:

(a)   whether the 1934 Act was violated by defendants;

(b)   whether defendants omitted and/or misrepresented material facts;

(c)   whether defendants' statements omitted material facts necessary to make

the statements made, in light of the circumstances under which they were made, not misleading;

(d)   whether defendants knew or deliberately disregarded that their statements

were false and misleading;

(e)   whether the price of FSC common stock was artificially inflated; and

(f)   the extent of damage sustained by Class members and the appropriate

measure of damages.

208.   Plaintiff's claims are typical of those of the Class because plaintiff and the Class

sustained damages from defendants' wrongful conduct.

209.   Plaintiff will adequately protect the interests of the Class and has retained counsel

who are experienced in class action securities litigation. Plaintiff has no interests which conflict

with those of the Class.

210.   A class action is superior to other available methods for the fair and efficient

adjudication of this controversy.

COUNT I

For Violation of §10(b) of the 1934 Act and Rule 10b-5
Against All Defendants (Except FSAM)

211.   Plaintiffs repeat and reallege each and every allegation set forth above as if fully

set forth herein. This claim is asserted against all Defendants.

212.   During the Class Period, Defendants: (i) knowingly or with deliberate

recklessness deceived the investing public, including Plaintiff and Class members, as alleged

herein; (ii) artificially inflated the market price of FSC common stock; and (iii) caused Plaintiffs

and Class members to purchase or otherwise acquire FSC common stock at artificially inflated

prices.

213.   Each of the Defendants, in violation of §10(b) of the Exchange Act and Rule 10b-

5(b), made false statements of material facts and omitted to state material facts necessary to

make the statements made by Defendants not misleading, which operated as a fraud and deceit

upon Plaintiffs and the Class, in an effort to create or maintain an artificially inflated price of

FSC common stock during the Class Period. Defendants' material misrepresentations and

omissions are alleged herin.

214.   As a result of their making and/or substantially participating in the creation of

affirmative statements to the investing public, Defendants had a duty to promptly disseminate truthful information that would be material to investors in compliance with applicable laws and regulations.

215.   As officers, directors, and controlling persons of a publicly held company whose common stock is registered with the SEC pursuant to the Exchange Act, traded on the NASDAQ, and governed by the provisions of the federal securities laws, the Individual Defendants each had a duty to promptly disseminate accurate and truthful information regarding the Company's financial condition and performance, growth, operations, financial statements, business, markets, management, earnings, and present and future business prospects, and to correct any previously issued statements that had become materially false or misleading, so that the market price of the Company's publicly traded securities would be based upon truthful and accurate information.

216.   Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, made the materially false and misleading statements specified above, which they knew or recklessly disregarded were misleading in that they misrepresented and/or omitted material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

217.   The facts alleged herein give rise to a strong inference that each of the Defendants acted with scienter. Each of the Defendants knew or were reckless in not knowing that the Class Period statements set forth above, contained material misrepresentations and omissions for the reasons set forth herein.

218.   By virtue of the Individual Defendants' positions of management and control within FSC and FSAM, they had access to undisclosed adverse information about the Company, its business, operations, operational trends, finances, and present and future business prospects.

The Individual Defendants would ascertain such information through the Company's internal corporate documents; conversations and connections with each other and corporate officers and employees; attendance at sales, management, and Board of Directors' meetings, including committees thereof; and reports and other information provided to them in connection with their roles and duties as officers and/or directors of FSC and FSAM.

219.   The Individual Defendants were aware of or recklessly disregarded that material misrepresentations and omissions were being made regarding the Company, and approved or ratified such statements, in violation of the federal securities laws.

220.   As a result of Defendants' dissemination of the materially false or misleading information and their failure to disclose material facts, as alleged herein, the market price of FSC common stock was artificially inflated throughout the Class Period. Unaware that the market price of FSC's common stock was artificially inflated; relying directly or indirectly on the false or misleading statements made by Defendants at the times such statements were made, or relying upon the integrity of the markets in which FSC common stock traded; and in the absence of material adverse information that was known, or was recklessly disregarded, by Defendants but not disclosed to the public, Plaintiffs and Class members purchased or otherwise acquired FSC common stock at artificially inflated prices.

221.   Had Plaintiffs and the other Class members known the truth regarding the problems that FSC was experiencing, which was not disclosed by Defendants, Plaintiffs and other Class members would not have purchased or otherwise acquired FSC common stock, or, if they had acquired such securities during the Class Period, they would not have done so at the artificially inflated prices which they paid.

222.   As a direct and proximate result of Defendants' wrongful conduct, Plaintiffs and

the other Class members suffered damages in connection with their respective purchases and

sales of FSC common stock during the Class Period, when the artificial inflation in the price of

such securities dissipated as the truth regarding Defendants' conduct was revealed, causing the

price of FSC common stock to decline, resulting in economic losses to Plaintiffs and the Class.

223.   By reason of the foregoing, Defendants violated §10(b) of the Exchange Act and

Rule 10b-5(b) promulgated thereunder, and they are liable to Plaintiffs and the Class for

damages suffered in connection with their transactions in FSC common stock during the Class

Period.

COUNT II

For Violation of §20(a) of the 1934 Act
Against All Defendants (Except FSC)

224.   Plaintiffs repeat and reallege each and every allegation set forth above as if fully

set forth herein. This claim is asserted against all Defendants.

225.   Each Defendant, except for FSAM, is a primary violator of §10(b) and Rule 10b-

5, promulgated thereunder.

226.   The Individual Defendants and FSAM acted as controlling persons of FSC within

the meaning of §20(a) of the 1934 Act. Each of the Individual Defendants and FSAM had direct

and supervisory involvement in the day-to-day operations of the Company and, therefore, is

presumed to have had the power to control or influence, and during the Class Period, did exercise

their power to control and influence, the conduct giving rise to the violations of the federal

securities laws alleged herein. By virtue of their positions with the Company, ownership of FSC

common stock, and ownership and/or control over FSAM, the Individual Defendants and FSAM

had the power and authority to cause FSC to engage in the wrongful conduct complained of herein. These defendants prepared, or were responsible for preparing, the Company's press releases and SEC filings and made statements to the market in SEC filings, annual reports, press releases, news articles, and conference calls. These defendants controlled FSC and each of its employees and agents.

227.   FSAM and the Individual Defendants were able to, and did, control the content of the various SEC filings, press releases, and other public statements pertaining to the Company during the Class Period. These defendants were provided with copies of the documents, as alleged herein, to contain material misrepresentations and omissions prior to, or shortly after, their issuance and had the ability and/or opportunity to prevent the issuance of such documents or cause them to be corrected. Accordingly, these defendants are responsible for the accuracy of the Company's public reports and releases.

228.   By virtue of their positions as controlling persons of FSC, and by reason of the conduct described in this Count, FSAM and the Individual Defendants are liable pursuant to §20(a) of the 1934 Act for controlling a primary violator of the federal securities laws. As a direct and proximate result of the Individual Defendants' wrongful conduct, Plaintiffs and other Class members suffered damages in connection with their purchases of the Company's securities during the Class Period.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment as follows:

A.   Determining that this action is a prope   r class action, designating plaintiff as a Lead Plaintiff and certif ying plaintiff as a Cl ass representative under Rule 23 of the Federal Rules of Civil Procedure and plaintiff's counsel as Lead Counsel;

B.   Awarding plaintiff and the members of the Class damages, including interest;

C.   Awarding plaintiffs reasonable costs and attorneys' fees; and

D.   Awarding such equitable/injunctive or other relief as the Court may deem just and proper.


JURY DEMAND


Plaintiff demands a trial by jury.

DATED: April 1, 2016

LABATON SUCHAROW LLP

By: /s/   *Joel H. Bernstein*

JOEL H. BERNSTEIN (JB-0763)
IRA A. SCHOCHET
ERIC D. GOTTLIEB
140 Broadway
New York, New York 10005
Telephone: (212) 907-0700
Facsimile: (212) 818-0477
jbernstein@labaton.com
ischochet@labaton.com
egottlieb@labaton.com

*Attorneys for Lead Plaintiff Oklahoma Police
Pension and Retirement System*